EXHIBIT 99.5

FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

Call-Net Enterprises Inc.
2235 Sheppard Avenue East
Atria 2, Suite 600,
Toronto, Ontario
M2J 5G1

Item 2 Date of Material Change

May 11, 2005

Item 3 News Release

A news release disclosing the material change was issued through Canada NewsWire on May 11, 2005. A copy of the news release is attached hereto as Schedule “A”.

Item 4 Summary of Material Change

Call-Net Enterprises Inc. (“Call-Net”) and Rogers Communications Inc. (“RCI”) entered into an arrangement agreement dated May 11, 2005 (the “Arrangement Agreement”) pursuant to which RCI will acquire all of the outstanding Common Shares and Class B Non-Voting Shares of Call-Net (collectively, the “Call-Net Shares”) pursuant to a statutory arrangement (the “Arrangement”).

Pursuant to the terms of the Arrangement Agreement, each Call-Net Share (other than Call-Net Shares in respect of which a Call-Net shareholder has validly exercised his or her right of dissent) shall be transferred to RCI (or a subsidiary of RCI) in consideration for Class B Non-Voting Shares of RCI (“RCI Shares”) on the basis of a fixed ratio of one RCI Share for every 4.25 Call-Net Shares. Based upon the May 10, 2005 closing price of the RCI Shares, the transaction values Call-Net at approximately $8.71 per share.

Item 5 Full Description of Material Change

Pursuant to the terms of the Arrangement Agreement, each Call-Net Share (other than Call-Net Shares in respect of which a Call-Net shareholder has validly exercised his or her right of dissent) shall be transferred to RCI (or a subsidiary of RCI) in consideration for RCI Shares on the basis of a fixed ratio of one RCI Share for every 4.25 Call-Net Shares.

A copy of the Arrangement Agreement is attached hereto as Schedule “B”.

The Board of Directors of Call-Net has approved the transaction and has agreed to recommend that Call-Net shareholders approve the transaction at a special meeting of Call-Net shareholders expected to be held on or before June 29, 2005. The Board of Directors of Call-Net has received an opinion from its financial advisor, BMO Nesbitt Burns Inc., that the consideration to be received by holders of Call-Net Shares under the Arrangement is fair, from a financial point of view, to such shareholders.

Subject to certain customary conditions, including regulatory approvals and acceptance by Call-Net shareholders representing at least two-thirds of the votes cast in respect of the Arrangement, the transaction is expected to close during the third quarter of 2005. A management proxy circular detailing the Arrangement is anticipated to be mailed to Call-Net shareholders in late May.

The Arrangement Agreement provides for dissent rights for Call-Net shareholders, and the obligation of RCI to complete the Arrangement is conditional, among other matters, on not more than 10% of the Call-Net Shares being subject to such dissent rights.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8 Executive Officer

For further information please contact Janice Spencer, Corporate Secretary at (416) 718-6111.

Item 9 Date of Report

May 19, 2005

Schedule “A”

News Release

Attention Business Editors:

Rogers Communications Announces Agreement to Acquire Call-Net Enterprises in all Stock Transaction

     Acquisition Jumpstarts Rogers’ Local Telephony Entry and Adds Scale to Rogers Business Solutions;

     Brings Significant Fibre Assets within Rogers Cable Territory and a Pan-Canadian Long-Haul Fibre Network with U.S. Transit for Data and Voice Traffic;

     Call-Net Board Recommends Shareholders Accept Rogers’ Offer of One RCI Share for Each 4.25 Call-Net Shares

     TORONTO, May 11 /CNW/ – Rogers Communications Inc. (“RCI” or “Rogers”) and Call-Net Enterprises Inc. (“Call-Net”) today jointly announced that they have entered into a definitive agreement under which RCI will acquire 100% of Call-Net in a share for share transaction under a plan of arrangement.

     Under the terms of the agreement, Call-Net Common and Class B shareholders will receive a fixed exchange ratio of one RCI Class B Non-voting share for each 4.25 outstanding shares of Call-Net, representing a fully diluted equity value of approximately $330 million. In total, it is expected that upon closing of the transaction approximately 9.0 million RCI Class B Non-voting shares will be issued representing approximately 3.2% of the pro forma shares outstanding. Based upon the May 10, 2005 closing price of the RCI Class B Non-voting shares, the transaction values Call-Net at approximately $8.71 per share. At March 31, 2005, Call-Net had senior secured notes due 2008 of $269.8 million outstanding and cash and short-term investments of $79.6 million.

     “This acquisition will significantly jumpstart and expand our ability to provide customers with a full suite of service solutions that deliver the simplicity, quality and value they want in one package, on one bill, from one provider,” said Ted Rogers, President and CEO of Rogers Communications Inc.

“This positions us immediately to offer primary line telephone service across our residential and business bases of wireless and cable customers. It also provides a substantial additional base of customers to cross-sell our portfolio of communications and entertainment products and a skilled and knowledgeable employee group with strengths in telephony sales and marketing. As Rogers’ cable telephony service is deployed on a market by market basis, we will be able to migrate Call-Net customers in our Rogers Cable territory to our advanced digital cable telephony platform when advantageous.”

     “This is a terrific day for Call-Net customers, shareholders, employees, and for Canadian telecom in general,” said Bill Linton, President and CEO of Call-Net. “We share a common heritage with Rogers as a catalyst in bringing competition to the Canadian communications markets. By joining our business with one of the foremost Canadian names in communications, entertainment and information services, Call-Net customers will have a greatly enhanced selection of advanced services to choose from in their homes and businesses and the ability to enjoy the convenience of complete multi-product bundles from a single provider. The combination of Rogers’ innovative offerings and high quality wireless and cable networks will bring tremendous additional choice and value to our customers.”

     “This transaction offers an opportunity to acquire a significant customer base and telecom assets that together provide network and operating cost synergies and sales opportunities, which makes the transaction attractive economically as well as strategically,” added Ted Rogers. “This will complement our deployment of an advanced broadband IP multimedia network to support digital voice-over-cable telephony and other new voice and data services across the Rogers Cable service areas and expand the base of customers that will benefit from them.”

     Call-Net, through its Sprint Canada subsidiary and with approximately 1,800 employees, provides home phone and local business service, IP data, long distance and wireless services to approximately 600,000 consumers and business customers across Canada, the majority of which are concentrated in areas served by Rogers Cable. Call-Net owns a 14,000 route kilometre North American transcontinental fibre optic broadband network that spans across Canada and connects all major cities and into main U.S. voice and data network access and peering points. Call-Net also has more than 150 central office co-location points in all of Canada’s largest markets as well as options to acquire significant CLEC assets, including extensive local fibre in eastern Canada, most of which are within Rogers Cable’s serving areas. Call-Net’s wireless services are offered to its customers, alone and in bundles with other voice services, through a wholesale agreement with Rogers’ Fido division.

     Rogers anticipates that it will realize cost savings from the transaction, including reduced payments to incumbent and other telecom providers. The reduction in costs currently incurred by Sprint Canada, Rogers Wireless and Rogers Cable include the areas of local and long haul interconnection, the rental of local loops and transport, Internet and other data transport costs, and the costs associated with the transport of local and long haul wireless traffic.

     The boards of directors of Rogers and Call-Net have approved the transaction, with the members of the Call-Net Board having agreed that the transaction is fair to their shareholders and that they will recommend that the Call-Net shareholders approve the transaction at a Call-Net shareholder meeting expected to be held before June 30, 2005.

     BMO Nesbitt Burns is acting as financial advisor to Call-Net on this transaction and has provided Call-Net’s Board of Directors with a fairness opinion that the consideration to be received under the Plan of Arrangement is fair, from a financial point of view, to the shareholders of Call-Net. Scotia Capital is acting as financial advisor to Rogers on this transaction.

     Subject to certain customary conditions, including among others, regulatory approvals and acceptance by Call-Net shareholders representing at least two-thirds of the votes cast in respect of the Plan of Arrangement, this transaction is expected to close during the third quarter of 2005. The transaction is expected to be accounted for as a purchase and it is anticipated that the share-for-share exchange will be structured as tax-free to eligible Canadian shareholders. Call-Net has agreed not to solicit or take certain other actions with respect to any competing proposal, and in addition has agreed to pay Rogers a termination fee of $10 million under specified conditions.

     A proxy circular relating to the transaction is expected to be sent to Call-Net’s shareholders prior to the end of May 2005. Investors are urged to read the proxy circular regarding the transaction when it becomes available, as it will contain important information.

     The proxy circular and the arrangement agreement will be filed in Canada on SEDAR and in the U.S. with the U.S. Securities and Exchange Commission on the Commission’s website. Investors and security holders may obtain free copies of the these documents (when they are available) on the SEDAR website at www.sedar.com and on the SEC’s website at www.sec.gov. The documents may also be obtained directly from Rogers by directing a request to investor.relations@rci.rogers.com or from Call-Net by directing a request to investor.relations@sprint-canada.com, as applicable.

     Holders of Call-Net Common shares and Class B Non-Voting shares are reminded that (i) each Common share may, at the option of the holder, be exchanged at any time for one Class B Non-Voting share and (ii) each Class B Non-Voting share may, at the option of the holder by providing a declaration of Canadian residency to Call-Net’s transfer agent, be exchanged at any time for one voting Common share.

     Cautionary Statement Regarding Forward Looking Information:

     This news release includes certain forward looking statements that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control, and therefore may vary substantially from what we currently foresee. These forward-looking statements include, among others, statements with respect to our objectives, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions and are based on current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, many of which are beyond our control, including but not limited to the ability of the companies to close the transaction and integrate the acquired operations, economic conditions, technological change, regulatory change and competitive factors. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent annual and interim reports and forms filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

     About the Companies:

     Call-Net Enterprises Inc. (TSX: FON, FON.NV.B), primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 151 co-locations in five major urban areas including 33 municipalities and maintains network facilities in the U.S. and the U.K. For more information, visit www.callnet.ca and www.sprint.ca.

     Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business. Rogers Wireless Inc. is Canada’s largest wireless voice and data communications services provider and the country’s only carrier operating on the world standard GSM/GPRS technology platform; Rogers Cable Inc. is Canada’s largest cable television provider offering cable television, high-speed Internet access and video retailing; and Rogers Media Inc. is Canada’s premier collection of category leading media assets with businesses in radio and television broadcasting, televised shopping, publishing and sports entertainment. For further information about the Rogers group of companies, please visit www.rogers.com.

     Conference Call for Investment Community and Media:

     A live Webcast of a joint Rogers Communications and Call-Net conference call with the investment community and media to discuss this announcement will be broadcast via the Internet at www.rogers.com/webcast and/or www.callnet.ca beginning at 10:15 a.m. ET on May 11, 2005. A re-broadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the call.

     %SEDAR: 00003765EF

For further information: (Investment Community): Rogers Communications: Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com; Eric A. Wright, (416) 935-3550, eric.wright@rci.rogers.com; Call-Net Enterprises: Roy Graydon, (416) 718-6160, roy.graydon@sprint-canada.com; (Media): Rogers Communications: Jan L. Innes, (416) 935-3525, jinnes@rci.rogers.com; Call-Net Enterprises: Karen O’Leary, (416) 718-6445, karen.oleary@sprint-canada.com; Archived images on this organization are searchable through CNW Photo Archive

Schedule “B”

Arrangement Agreement

ROGERS COMMUNICATIONS INC.

- and -

CALL-NET ENTERPRISES INC.

ARRANGEMENT AGREEMENT

made as of May 11, 2005

-i-

TABLE OF CONTENTS
(continued)

-ii-

TABLE OF CONTENTS
(continued)

Page
9.9 Further Assurances	67
9.10 Invalidity of Provisions	67

ARRANGEMENT AGREEMENT

THIS AGREEMENT made as of the 11th day of May, 2005

BETWEEN:

ROGERS COMMUNICATIONS INC., a corporation subsisting under the laws of British Columbia

(hereinafter referred to as the “Purchaser”)

- and -

CALL-NET ENTERPRISES INC., a corporation incorporated under the laws of Canada

(hereinafter referred to as “Call-Net”)

     THIS AGREEMENT WITNESSES THAT, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1 Definitions

     In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

“Acquisition Proposal” means any (i) merger, amalgamation, statutory arrangement, recapitalization or take-over bid, (ii) sale of assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of assets) having a fair market value in excess of Cdn.$10 million, (iii) any liquidation and/or (iv) any sale of a material number of shares or rights or interests therein or thereto or similar transactions involving any of the Call-Net Entities, or a proposal to do so, excluding the Arrangement and excluding any such sale pursuant to presently outstanding Call-Net PUs or Call-Net Options in accordance with the terms thereof;

“Affiliate” has the meaning ascribed thereto by the CBCA on the date hereof;

“Agreement” means this arrangement agreement including the schedules hereto as the same may be supplemented or amended from time to time;

“Appropriate Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute, rule or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, regulatory agencies or self-regulatory organizations, as set out in Schedule 1.1 - Appropriate Regulatory Approvals;

“Arrangement” means the arrangement involving the Purchaser and Call-Net under the provisions of section 192 of the CBCA on the terms and conditions set forth in this Agreement resulting, inter alia, in the acquisition by the Purchaser of, among other things, all of the outstanding equity shares in the capital of Call-Net, all on such terms as are consistent with the provisions hereof, all as more particularly described in Schedule 1.1 – Plan of Arrangement;

“Arrangement Resolution” means the special resolution of the Call-Net Shareholders, approving the Arrangement, such resolution to be in form and substance acceptable to the Purchaser acting reasonably;

“Articles of Arrangement” means the articles of arrangement of Call-Net to be filed with the Director in connection with the Arrangement;

“Business Day” means any day, other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Ontario are not open for business during normal banking hours;

“Call-Net Confidentiality Obligation” means the confidentiality agreement dated May 9, 2005 between the Purchaser and Call-Net, among other things, pertaining to Call-Net’s confidentiality obligations in relation to confidential information it receives from the Purchaser;

“Call-Net Counsel” means Goodmans LLP;

“Call-Net Deferred Share Unit Plan” means the deferred share unit plan effective July 31, 2003;

“Call-Net Disclosure Letter” means that certain letter dated as of the date hereof and delivered by Call-Net to the Purchaser entitled “Arrangement Agreement Disclosure Letter” including the schedule to such letter containing the data room index listing all of the written or electronic information contained in the documents provided to the Purchaser or its Representatives as of the date hereof;

“Call-Net Disclosure Materials” means the Call-Net Disclosure Letter and all documents filed by Call-Net on, and available as of the date hereof on, SEDAR, the System for Electronic Delivery and Retrieval;

“Call-Net Employee Plan” has the meaning ascribed thereto in section 3.1(u);

“Call-Net Entities” means, collectively, Call-Net and its Subsidiaries;

“Call-Net Financial Statements” means the audited consolidated financial statements of Call-Net for the year ended December 31, 2004;

“Call-Net Intellectual Property” means Intellectual Property acquired, licensed to, created or developed by, for or on behalf of any of the Call-Net Entities by any Person, and all registrations, applications for registration, reissues, extensions, renewals, divisions, continuations, continuations-in-part, proprietary information, documentation, licences and other agreements relating to the foregoing;

“Call-Net Meeting” means the special meeting of the Call-Net Shareholders (including any adjournments or postponements thereof) to be held to consider and, if deemed advisable, to approve the Arrangement;

“Call-Net Options” means the Call-Net share purchase options granted under Call-Net’s Incentive Stock Option Plan and being outstanding and unexercised on the date hereof;

“Call-Net PUs” means the restricted stock units granted under Call-Net’s Restricted Stock Unit Plan and deferred stock units granted under Call-Net’s Deferred Share Unit Plan, in each case to the extent outstanding on the date hereof;

“Call-Net Restricted Stock Unit Plan” means the restricted stock unit plan dated April 10, 2002, as amended effective May 4, 2005 and “Restricted Stock Units” means units issued thereunder;

“Call-Net Shareholder Rights Plan” means the shareholder rights plan agreement dated as of May 7, 2004 between Call-Net and CIBC Mellon Trust Company, as it may be amended from time to time;

“Call-Net Shareholders” means the holders of Call-Net Shares;

“Call-Net Shares” means the Class B Non-Voting Shares and the Common Shares;

“Capital Lease” means any lease of any property (whether real, personal or mixed) by any Person as lessee that, in accordance with GAAP, either would be required to be classified and accounted for as a capital lease on a balance sheet of such Person or would otherwise be disclosed as such in a note to such balance sheet including the obligation referred to in the Call-Net Financial Statements as the “right of way liability”;

“Capitalized Lease Obligations” means, as of any date, the amount of the obligation of the lessee under a Capital Lease that, in accordance with GAAP, would appear on a balance sheet of such lessee in respect of such Capital Lease or otherwise be disclosed as such in a note to such balance sheet,

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, and, except where otherwise expressly provided, any amendments thereto;

“Charter Documents” means articles and by-laws and similar constating documents of a corporation;

“Claim” means any claim, demand, action, suit, litigation, charge, prosecution or other proceeding;

“Class B Non-Voting Shares” means the Class B Non-Voting Shares in the capital of Call-Net;

“Common Shares” means common shares in the capital of Call-Net;

“Contract” means any contract, agreement, license (for greater certainty, whether issued by any Governmental Entity or otherwise), franchise, lease, permit (for greater certainty, whether issued by any Governmental Entity or otherwise), arrangement, commitment or other right or obligation to which any of the Call-Net Entities is a party or by which any of the Call-Net Entities is bound or affected or which is held by any of them;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Director” means the Director appointed under section 260 of the CBCA;

“Dissent Rights” means the rights of dissent in favour of registered Call-Net Shareholders in respect of the Arrangement as shall be described in the Plan of Arrangement;

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date of issue shown on the Certificate issued by the Director pursuant to the CBCA;

“Effective Time” means 12:01 a.m. (Eastern Time) on the Effective Date;

“Environmental Laws” means all applicable federal, provincial, state, local and foreign laws, imposing liability or standards of conduct for or relating to the regulation of activities, materials, substances or wastes in connection with or for or to the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation) and under common law;

“Environmental Liabilities” means, with respect to any person, all liabilities, obligations, responsibilities, response, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, punitive damages, property damages, natural resource damages, consequential damages, treble damages, costs and expenses, fines, penalties and sanctions incurred as a result of or related to any claim, suit, action, administrative order, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law, relating to any environmental matter arising under or related to any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Material whether on, at, in, under, from or about or in the vicinity of any real or personal property;

“Environmental Permits” means all permits, licenses, written authorizations, certificates, approvals, program participation requirements, sign-offs or registrations required by or available with or from any Governmental Entity under any Environmental Laws;

“Final Order” means the order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

“GAAP” means generally accepted accounting principles as set forth in the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time;

“Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (ii) any subdivision, agent, commission, board, or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Guaranteed Indebtedness” means, with respect to any Person, any obligation of such Person guaranteeing or providing indemnification or insurance with respect to, any indebtedness, lease, dividend, or other obligation (a “primary obligation”) of any other Person (the “primary obligor”) in any manner, including any obligation or arrangement of such Person:

(a)	to purchase or repurchase any such primary obligation,

(b)	to advance or supply funds (i) for the purchase or payment of any such primary obligation or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency or any balance sheet condition of the primary obligor,

(c)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation, or

(d)	to indemnify the owner of such primary obligation against loss in respect thereof;

“Hazardous Material” means any substance, material or waste which is regulated by, or forms the basis of liability under, any Environmental Laws, including any material or substance which is defined as a “solid waste”, “hazardous waste”, “hazardous material”, “hazardous substance”, “dangerous good”, “extremely hazardous waste”, “restricted hazardous waste”, “pollutant”, “contaminant”, “hazardous constituent”, “special waste”, “toxic substance” or other similar term or phrase under any Environmental Laws, or petroleum or any fraction or by-product thereof, asbestos, substances used for dry-cleaning and the waste and breakdown products thereof, polychlorinated biphenyls (PCB’s), or any radioactive substance;

“including” means including without limitation;

“Indebtedness” of a Person means:

(a)	all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services (including reimbursement and all other obligations with respect to surety bonds, letters of credit, note purchase obligations and bankers’ acceptances, whether or not matured),

(b)	all obligations of such Person evidenced by notes, bonds, debentures or similar instruments or covenants to create the same,

(c)	all indebtedness of such Person created or arising under any conditional sale or other title retention agreements with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property),

(d)	all Capitalized Lease Obligations of such Person and obligations under sale leasebacks,

(e)	all Guaranteed Indebtedness of such Person,

(f)	all Purchase-Money Indebtedness of such Person,

(g)	all obligations of such Person under commodity purchase or option agreements or other commodity price hedging arrangements, in each case whether contingent or matured,

(h)	all obligations of such Person under any foreign exchange contract, currency swap agreement, interest rate swap, cap or collar agreement or other similar agreement or arrangement designed to alter the risks of that Person arising from fluctuations in currency values or interest rates, in each case whether contingent or matured,

(i)	all redemption obligations of such Person in respect of redeemable preferred shares and mandatory dividend obligations, and

(j)	all indebtedness of any Person of the type referred to in the preceding items of this definition secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property (including accounts and contract rights) owned by such Person, even if such Person has not assumed or become liable for the payment of such Indebtedness; and

for greater certainty, Indebtedness does not include operating leases or operating lease obligations of any Person;

“Indenture” means the trust indenture dated as of April 10, 2002 between Call-Net and Bankers Trust Company, as trustee, pursuant to which Call-Net issued the Senior Notes;

“Intellectual Property” means:

(i)	copyrights in any original works and all rights in any works not subject to copyright, design elements, ordering of content, graphic user interface, ideas or concepts, treatments drafts or fictitious characters,

(ii)	trade-marks, including both registered and unregistered trade-marks and service marks, designs, logos, indicia, distinguishing guises, trade dress, trade names, domain names, business names, any other source or business identifiers, and all goodwill associated with the foregoing, and

(iii)	trade secrets, confidential information and know-how, innovations, processes, technology, reports and studies, data, business information, research designs, research results, patents and patent applications and notes, prototypes, drawings, and design and construction specifications;

“Interim Order” means the interim order of the Court made pursuant to the application therefor contemplated by section 2.2 (or any variation thereof);

“ITA” means the Income Tax Act (Canada) as now in effect and as it may be amended from time to time prior to the Effective Date;

“Laws” means all laws, statutes, codes, ordinances, decrees, rules, orders-in-council, regulations, by-laws, statutory rules, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body, or self-regulatory authority (including stock exchanges or markets), and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Liens” means any mortgage, hypothec, lien, pledge, security interest, adverse claim, lease, option, right of third parties or other charge or encumbrance, including the lien on retained title of a conditional vendor and any easement, right of way or other encumbrance on title to real property;

“Material Adverse Effect” means:

(i)	in relation to Call-Net and/or any of the Call-Net Entities, any change, matter, condition, event, development, action or thing that has an effect that is material and adverse to the assets, business, operations, prospects or financial condition of the Call-Net Entities on a consolidated basis other than any matter, condition, event, development or action relating to:

(A)	the North American or global economy including general political, financial or economic conditions or securities markets in general, including any reduction in major market indices,

(B)	the announcement or pendency of the Arrangement or compliance by Call-Net with the terms and conditions of this Agreement,

(C)	the Canadian telecom industry in general and not specifically relating to the Call-Net Entities

(D)	changes in Laws of general applicability or the interpretation of those Laws by Governmental Entities;

(E)	any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof;

(F)	any change in the market price or trading volume of any of the Call-Net Shares;

(G)	the completion of, or failure by Bell Canada to complete, any of the transactions described by Call-Net in its press release of May 2, 2005;

(H)	any failure by Call-Net to meet any earnings estimates of equity analysts, for any period; or

(I)	any actual or threatened litigation by any shareholder, whether by way of class action, derivative proceeding or otherwise arising from allegations of breach of fiduciary duty relating to this Agreement or the transactions contemplated hereby;

provided that any matter of which the Purchaser has actual knowledge on the date hereof shall be deemed not to constitute a “Material Adverse Effect” and shall not be considered in determining whether a “Material Adverse Effect” has occurred; and

(ii)	in relation to the Purchaser and/or any of its Subsidiaries, any change, matter, condition, event, development, action or thing that has an effect that is material and adverse to the assets, business, operations, prospects or financial condition of the Purchaser and its Subsidiaries on a consolidated basis other than any matter, condition, event, development or action relating to:

(A)	the North American or global economy including general political, financial or economic conditions or securities markets in general, including any reduction in major market indices,

(B)	the announcement or pendency of the Arrangement or compliance by the Purchaser with the terms and conditions of this Agreement,

(C)	the Canadian telecom, cable, broadcasting and/or media industry in general and not specifically relating to the Purchaser or any of its Subsidiaries or

(D)	changes in Laws of general applicability or the interpretation of those Laws by Governmental Entities;

(E)	any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof;

(F)	any change in the market price or trading volume of any of the RCI Class B Shares;

(G)	any failure by the Purchaser to meet any earnings estimates of equity analysts, for any period; or

(H)	any actual or threatened litigation by any shareholder, whether by way of class action, derivative proceeding or otherwise arising from allegations of breach of fiduciary duty relating to this Agreement or the transactions contemplated hereby;

provided that any matter of which Call-Net has actual knowledge on the date hereof shall be deemed not to constitute a “Material Adverse Effect” and shall not be considered in determining whether a “Material Adverse Effect” has occurred;

“Material Contract” of the Call-Net Entities means (i) each Contract involving current and future aggregate actual or contingent obligations to pay (including advances) to or by a Call-Net Entity of more than Cdn. $3,000,000 in any one year or Cdn.$10,000,000 during the entire term (including, if applicable, any renewals thereof), (ii) each Contract relating to current or future Indebtedness of

Cdn.$1,000,000 or more; (iii) each Contract related to litigation or settlement thereof which does or could have any actual or contingent obligations or entitlements of any of the Call-Net Entities which have not been fully satisfied prior to the date of this Agreement, other than such Contracts which, individually or together, would have aggregate obligations or entitlements of not more than Cdn.$1,000,000, (iv) any Contract with any Governmental Entity for which a Call-Net Entity is indebted to or is to pay, to the knowledge of Call-Net, the Government Entity Cdn.$1,000,000 or more or for which a Government Entity is indebted or is to pay, to the knowledge of Call-Net, a Call-Net Entity Cdn. $1,000,000 or more (together with the documents previously or currently required to be delivered to the Government Entity in order for a Call-Net Entity to be paid any such amount); (vii) any Contract that (A) limits or purports to limit in any material respect the ability of any of the Call-Net Entities or any key executives of any of the Call-Net Entities, to compete in any line of business or with any Person or in any geographic area or during any period of time, (B) limits or purports to limit in any material respect the ability of any of the Call-Net Entities to solicit any customers, clients or service or product providers of the other parties thereto or (C) requires any of the Call-Net Entities to acquire for aggregate consideration of more than Cdn.$1 million, and as a result to market, co-market or distribute any services or products, or provides for exclusive distribution or representation rights to a Person to market or distribute, any services or products, (viii) any joint venture, partnership or shareholders’ agreement, (ix) any Contract involving a sharing of profits, losses, costs or liabilities by any of the Call-Net Entities with any third party that would result in one or more third parties being entitled to more than Cdn.$1,000,000 in the aggregate, (x) any Contract the termination of which would reasonably be expected to have a Material Adverse Effect and (xi) any Contract with annual payments by a Call-Net Entity in excess of Cdn. $1,000,000 with a term or commitment to or by a Call-Net Entity that may reasonably extend beyond one year and which cannot be terminated without penalty on less than 60 days’ notice or which is outside the ordinary course of business;

“Material Subsidiaries” means the Call-Net Entities listed in Schedule 3.1(a) attached hereto and designated therein as a “Material Subsidiary”;

“Misrepresentation” has the meaning ascribed thereto in the Securities Act;

“ordinary course” or “ordinary course of business” when used in relation to the conduct of a Call-Net Entity means any transaction which constitutes an ordinary day-to-day business activity conducted in a manner consistent with the past practices of the applicable Call-Net Entity;

“Person” includes any individual, firm, partnership, limited liability company, unlimited liability company, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means, in relation to the Arrangement, the plan of arrangement substantially in the form and having the content of as Schedule 1.1 – Arrangement and any amendments or variations thereto made in accordance with section 7.1 or made at the direction of the Court in the Final Order;

“Pre-Effective Date Period” means the period beginning on the date of execution hereof to and including the Effective Time;

“Proxy Circular” means the management proxy circular of Call-Net to be prepared and sent to Call-Net Shareholders in connection with the Call-Net Meeting, including the exhibits thereto;

“Purchase Money Indebtedness” means, with respect to any Person, all obligations of such Person (i) consisting of the deferred purchase price of any property, conditional sale obligations, obligations under any title retention agreement and other purchase money obligations, in each case, where the maturity of such obligation does not exceed the anticipated useful life of the property or (ii) incurred to finance the acquisition of such property, including additions and improvements;

“Purchaser Confidentiality Obligation” means the confidentiality and standstill agreement dated March 15, 2005 between the Purchaser and Call-Net, among other things, pertaining to the Purchaser’s confidentiality obligations in relation to confidential information it receives from Call-Net;

“Purchaser’s Counsel” means Fasken Martineau DuMoulin LLP, or such other counsel as may be designated by the Purchaser;

“Release” means any release, threatened release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Material in the indoor or outdoor environment, including the movement of Hazardous Material through or in the air, soil, surface water, ground water or property;

“Representatives” has the meaning ascribed thereto in section 5.6;

“RCI Class B Shares” means Class B Non-Voting shares in the capital of the Purchaser;

“Rogers Entities” means, collectively, the Purchaser and its Subsidiaries;

“Rogers Financial Statements” means the audited consolidated financial statements of the Purchaser for the year ended December 31, 2004;

“Securities Act” means the Securities Act (Ontario), as now in effect and as it may be amended from time to time prior to the Effective Date;

“Senior Notes” means the 10.625% Senior Secured Notes due December 31, 2008 issued by Call-Net pursuant to the Indenture;

“Solvent” means, (i) with respect to any Person that is subject to insolvency laws of Canada or any other country other than the United States of America, that on a particular date, (A) the property of such Person is sufficient, if disposed of at a fairly conducted sale under legal process, to enable payment of all its obligations, due and accruing due, (B) such Person has not ceased paying its current obligations in the ordinary course of business as they generally become due; (C) such Person is not for any reason unable to meet its obligations as they generally become due and (D) such Person is not insolvent for purposes of section 192(3) of the CBCA, and, (ii) with respect to any Person that is subject to insolvency laws of the United States of America, that at a particular date (A) the fair value of the property of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person; (B) the present fair saleable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured; (C) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay as such debts and liabilities mature, and (D) such Person is not engaged in a business or transaction, and is not about to engage in a business or transaction, for which such Person’s property would constitute an unreasonably small capital. The amount of contingent liabilities (such as litigation, guarantees and pension plan liabilities) at any time shall be computed as the amount which, in light of all the facts and circumstances existing at the time, represents the amount which can reasonably be expected to become an actual or matured liability;

“Sprint Agreement” means the Amended and Restated Technology and Service Provisioning Agreement dated April 1, 2002 between Call-Net and Sprint Communications Company, L.P. as amended by the Amendment to Amended and Restated Technology and Service Provisioning Agreement dated May 13, 2003, the Amendment to Amended Restated Technology and Service Provisioning Agreement dated June 3, 2003 and the Memorandum of Understanding dated March 15, 2005 between Call-Net and Sprint Communications Company, L.P.;

“Subsidiary” has the meaning ascribed thereto by the CBCA on the date hereof;

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal made or received under circumstances that the Call-Net board of directors determines in good faith, after consultation with its financial advisors and outside counsel, would, if consummated in accordance with its terms, result in a transaction which is (A) more favourable to the holders of Call-Net Shares from a financial point of view than the transactions contemplated by this Agreement, and (B) reasonably capable of completion taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal;

“Tax” and “Taxes” means, with respect to any Person, (i) all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes (including goods and services tax), transfer taxes, land transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan (and any provincial pension plan) premiums, excise, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such Person, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing, and (ii) any liability of such Person for the payment of any amount of the type described in the immediately preceding clause (i) of another Person;

“Tax Returns” means all returns, declarations, elections, reports, information returns and statements required to be filed with any taxing authority relating to Taxes (including any attached schedules), including any information return, claim for refund, amended return and declaration of estimated Tax; and

“Termination Entitlements” means the entitlement to compensation from any of the Call-Net Entities, whether through cash payment or the entitlement to be issued securities or other assets, of any Person as a result of the Arrangement or the transactions to be carried out in connection therewith, including with respect to payments made or to be made to any Person pursuant to the Call-Net Restricted Stock Unit Plan or on termination of Call-Net’s Deferred Share Unit Plan or as a retention payment or on a termination of employment or retention (excluding any termination of employment entitlement arising solely pursuant to the common law).

1.2 Currency

     All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3 Interpretation Not Affected Headings, etc.

     The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement. Unless otherwise indicated, all references to an article section or other portion followed by a number and/or a letter refer to the specified article, section or other portion of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement as a whole and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.4 Number and Gender

     Unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa and words importing the use of either gender shall include both genders and neuter.

1.5 Date for Any Action

     In the event that any date on which any action is required to be taken hereunder by any party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Knowledge

     Where a statement is made “to the knowledge of” Call-Net or refers to information “known to” Call-Net, it is based on the actual knowledge after reasonable inquiry of William Linton, President and Chief Executive Officer of Call-Net, Roy Graydon, Executive Vice President and Chief Financial Officer of Call-Net, Jean Brazeau, Senior Vice-President, Regulatory and Strategic Partnerships of Call-Net, Serge Babin, Senior Vice-President and Chief Technology Officer of Call-Net, Eric Dobson, Senior Vice President, Business and Carrier Services of Call-Net, and Phil Hartling, Senior Vice President, Consumer and Small Office Home Office Services of Call-Net.

1.7 Entire Agreement

     This Agreement, the agreements and other documents herein referred to and the Purchaser Confidentiality Obligation and the Call-Net Confidentiality Obligation, which shall remain in full force and effect, constitute the entire agreement between the parties hereto pertaining to the terms of the Arrangement and ancillary arrangements and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the terms of the Arrangement and such arrangements. For greater certainty, each of the Purchaser and Call-Net acknowledges to the other of them that the Purchaser Confidentiality Obligation and the Call-Net Confidentiality Obligation, respectively, shall survive the termination of this Agreement.

1.8 Governing Law

     This Agreement shall be governed by and be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

1.9 Schedules

     The following are the schedules attached to and incorporated by reference in this Agreement:

Schedule 1.1	-	Appropriate Regulatory Approvals
Schedule 1.1	-	Plan of Arrangement
Schedule 3.1		Material Subsidiaries
Schedule 6.1(d)	-	Other Government Approvals

ARTICLE 2
ARRANGEMENT AND RELATED MATTERS

2.1 Implementation Steps by Call-Net

          Call-Net covenants in favour of the Purchaser that Call-Net shall:

(a)	on or before May 24, 2005 bring an application before the Court pursuant to section 192 of the CBCA for the Interim Order, in a manner and form acceptable to the Purchaser and Call-Net, acting reasonably, providing for, among other things, the calling and holding of the Call-Net Meeting on or about June 30, 2005 and in any event by July 6, 2005, and thereafter proceed with and diligently pursue obtaining the Interim Order except to the extent any delay beyond such dates is due to the Purchaser’s failure to comply on a timely basis with its obligations hereunder;

(b)	call and hold the Call-Net Meeting for the purpose of the Call-Net Shareholders considering the Arrangement Resolution and (provided that the prior approval therefor has been obtained from the Purchaser (which approval shall not be unreasonably withheld or delayed)), for any other proper purpose as may be set out in the notice for such meeting;

(c)	if the Arrangement Resolution is approved at the Call-Net Meeting as required by the Interim Order, bring an application, as soon as reasonably practicable after the Call-Net Meeting, before the Court pursuant to section 192 of the CBCA for the Final Order in a manner and form acceptable to the Purchaser acting reasonably, and thereafter proceed with and diligently pursue obtaining the Final Order in such form;

(d)	if the Final Order is obtained, subject to the satisfaction or waiver of the conditions set forth in Article 6, as soon as reasonably practicable thereafter, file Articles of Arrangement, and such other documents as may be required in connection therewith under the CBCA with the Director to give effect to the Arrangement pursuant to section 192 of the CBCA in a manner and form acceptable to the Purchaser acting reasonably;

(e)	instruct Call-Net Counsel to bring the applications referred to in subsections (a) and (c) of this section in co-operation with Purchaser’s Counsel and on a timely basis;

(f)	permit the Purchaser and the Purchaser’s Counsel to review and comment upon drafts of all material to be filed by Call-Net with the Court or any securities regulatory authority in connection with the Arrangement (including the Proxy Circular) prior to the service (if applicable) and/or filing of that material and give reasonable consideration to such comments. Call-Net shall also provide to the Purchaser’s Counsel on a timely basis copies of any notice of appearance or other court documents served on Call-Net or its counsel in respect of the application for the Final Order or any appeal therefrom and of any notice, whether written or oral, received by Call-Net indicating any intention to appeal the Final Order. and

(g)	The parties will consider modifications to the structure outlined herein including having an Affiliate of the Purchaser acquire some of the Call-Net Shares for RCI Class B Shares or proceeding by way of a statutory amalgamation or take-over bid in lieu of the Arrangement provided that any such modification is commercially reasonable and does not prejudice the interests of either party or, in the case of Call-Net, the Call-Net Shareholders in any material respect (including the ability of any holder of Call-Net Shares who is subject to tax in Canada on the disposition of its Call-Net Shares) to defer any Taxes that may arise on the implementation of and by virtue of any such modifications to the Plan of Arrangement.

2.2 Interim Order

          The notice of motion for the application referred to in section 2.1(a) shall request that the Interim Order provide:

(a)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Call-Net Meeting and for the manner in which such notice is to be provided;

(b)	that the requisite approval for the Arrangement Resolution by the Call-Net Shareholders shall be for the Call-Net Shares (without regard to class), two-thirds of the votes cast on the Arrangement Resolution by Call-Net Shareholders of both the Class B Non-Voting Shares and the Common Shares voting together as one class of shares, present in person or by proxy at the Call-Net Meeting;

(c)	that, in all other respects, the terms, restrictions and conditions of the Charter Documents of Call-Net, including quorum requirements and all other matters, shall apply in respect of the Call-Net Meeting;

(d)	for the grant of the Dissent Rights; and

(e)	for such other matters as the Purchaser may require subject to obtaining the prior consent of Call-Net, such consent not to be unreasonably withheld.

2.3 Articles of Arrangement

          The Articles of Arrangement shall, with such other matters as are necessary to effect the Arrangement and all as subject to the provisions of the Plan of Arrangement,

implement the Plan of Arrangement. The Articles of Arrangement shall be in form satisfactory to the Purchaser and Call-Net, each acting reasonably.

2.4 Proxy Circular

          As promptly as reasonably practicable after the execution and delivery of this Agreement, with a view to completion of the Arrangement within two Business Days of satisfaction or waiver of the conditions precedent set forth herein but in any event by September 30, 2005, except to the extent any delay beyond such date is due to the Purchaser’s failure to comply on a timely basis with its obligations under section 2.5(b) and, for purposes of giving effect to section 2.1(b), Call-Net, in consultation with the Purchaser, will prepare the Proxy Circular together with any other documents required by the CBCA or other applicable Laws in connection with the Arrangement and the Call-Net Meeting with a view to mailing the Proxy Circular by May 26, 2005 and convening the Call-Net Meeting no later than June 30, 2005. The Proxy Circular and such other documents shall be in form and substance satisfactory to the Purchaser and the Purchaser’s Counsel acting reasonably. Call-Net will file the Proxy Circular and any other documentation required to be filed under applicable Law in all jurisdictions where the Proxy Circular is required to be filed by Call-Net and mail or cause to be mailed the Proxy Circular and any other documentation required to be mailed under applicable Law to the Call-Net Shareholders, the directors of Call-Net, the auditors of Call-Net and any other required Persons on or before May 26, 2005, except to the extent any delay beyond such date is due to the Purchaser’s failure to comply on a timely basis with its obligations under section 2.5(b), all in accordance with the terms of the Interim Order and applicable Law. The Purchaser will provide such assistance as Call-Net may reasonably request in such regard.

          Call-Net shall diligently do all such acts and things as may be necessary to comply, in all material respects, with National Instrument 54-101 of the Canadian Securities Administrators in relation to the Call-Net Meeting and, without limiting the generality of the foregoing, shall, in consultation with the Purchaser, use all commercially reasonable efforts to abridge the timing contemplated by such National Instrument as provided in section 2.20 thereof (it being agreed that such efforts may not necessarily include the making of an application for a waiver of or exemption from such National Instrument).

2.5 Preparation of Filings, etc.

(a)	Each of the Purchaser and Call-Net shall proceed diligently, in a co-ordinated fashion and use its commercially reasonable efforts to co-operate in the preparation of the Proxy Circular as described in section 2.4, any exemption applications or orders and, subject to section 4.1, any other documents deemed reasonably necessary by any of them to discharge their respective obligations under applicable Laws in connection with the Arrangement.

(b)	Subject to section 4.1, each of the Purchaser and Call-Net shall furnish to the other of them, on a timely basis, all information as may be required to effectuate the foregoing actions, and each covenants that no information so furnished by it in writing in connection with those actions or otherwise in connection with the consummation of the Arrangement will contain any Misrepresentation. Each of the parties will ensure that the information relating to it which is provided in the Proxy Circular will not contain any Misrepresentation.

(c)	Each of the Purchaser and Call-Net shall promptly notify the other of them if, at any time before the Effective Time, it becomes aware that the Proxy Circular contains a Misrepresentation or that otherwise requires an amendment or supplement to the Proxy Circular. In any such event, each of the parties will co-operate in the preparation of a supplement or amendment to the Proxy Circular, as the case may be, that corrects that Misrepresentation, and Call-Net will cause the same to be distributed to the Call-Net Shareholders and filed as required under applicable Law.

(d)	Call-Net shall ensure that the Proxy Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Proxy Circular does not contain a Misrepresentation (except that this covenant does not speak with respect to any information relating to or provided by the Purchaser). The Purchaser shall ensure that no information regarding itself, its Subsidiaries or their respective directors, officers and shareholders delivered to Call-Net for inclusion in the Proxy Circular contains a Misrepresentation. Without limiting the generality of the foregoing, Call-Net shall ensure that the Proxy Circular provides the Call-Net Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Call-Net Meeting.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Call-Net

          Call-Net hereby represents and warrants to and in favour of the Purchaser, and acknowledges that the Purchaser is relying upon such representations and warranties in entering into this Agreement and the transactions contemplated by this Agreement, that (except as disclosed in the Call-Net Disclosure Materials):

(a)	Organization and Good Standing - Each of the Call-Net Entities has been duly incorporated or formed under all applicable Laws, is validly organized and subsisting, has not been dissolved, is not an unlimited liability company or other unlimited liability entity, has full corporate or legal power, authority and capacity to own its properties and conduct its businesses as currently owned and conducted and is up-to-date in all corporate or partnership filings except where, individually or in the aggregate, such failure would not reasonably be expected to have a Material Adverse Effect. All of the outstanding shares of capital stock and other ownership interests of Call-Net and each of the remaining Call-Net Entities are validly issued, fully paid and non-assessable and all such shares and other ownership interests of the Call-Net Entities other than Call-Net are owned directly or indirectly, legally and beneficially by Call-Net or a Call-Net Entity, free and clear of all Liens other than those Liens disclosed in the Call-Net Disclosure

Materials or pursuant to restrictions on transfer contained in Charter Documents (“Permitted Liens”). Call-Net has disclosed in the Call-Net Disclosure Materials the names, the jurisdictions of incorporation or organization, the shareholders, members, owners and beneficiaries and the ownership structure of each of the Call-Net Entities (excluding any Subsidiaries of Call-Net that are inactive and that hold no material assets) other than Call-Net as well as the directors, officers and partners, as applicable, thereof. No Call-Net Entity has any material ownership interest in any other Person, other than as disclosed in the Call-Net Disclosure Materials.

(b)	Capacity to Carry on Business - Each of the Call-Net Entities is licensed, registered and qualified as a corporation to do business and is in good standing in each jurisdiction in which the nature of its current business make such licence, registration or qualification necessary, and all such licences, registrations and qualifications are valid and subsisting and in good standing except where, individually or in the aggregate, the failure to be so licensed, registered or qualified or to be in good standing would not reasonably be expected to have a Material Adverse Effect.

(c)	Solvency, etc. - Call-Net itself and Call-Net on a consolidated basis is Solvent. None of the Call-Net Entities has committed an act of bankruptcy, proposed a compromise or arrangement to its creditors, had any petition for a receiving order in bankruptcy filed against it, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound-up, taken any proceeding to have a receiver appointed, had any encumbrancer take possession of any of its property or assets, had an execution or distress become enforceable or become levied upon any of its property or assets or had any insolvency or receivership proceedings instituted against it which have not been cured or remedied.

(d)	Capitalization - The authorized capital of Call-Net is accurately and completely described in the Call-Net Financial Statements. As of the date hereof, there are 3,995,435 Common Shares, 31,894,515 Class B Non-Voting Shares and one Call-Net preferred share issued and outstanding, and 2,226,203 Common Shares are reserved for issuance (of which 1,302,169 are reserved for issuance in respect of the Call-Net Options and 924,034 are reserved for issuance in respect of the Call-Net PUs). In addition, 328,126 Call-Net PUs are currently outstanding, and are the only Call-Net PUs, and, based on an estimated Special Value (as defined in the Call-Net Restricted Stock Unit Plan) and estimated Share Price (as defined in the Call-Net Restricted Stock Unit Plan) of $9.00, the estimated aggregate contingent obligations under all Call-Net PUs, including after giving effect to the Arrangement, is Cdn.$2,953,133. The dates of issue, numbers, exercise prices and optionees of the Call-Net Options have been fully set out in the Call-Net Disclosure Materials. The particulars of all Call-Net PUs, including the grantees thereof and all relevant calculations for determining the contingent obligations thereunder for each grantee, have also been fully set out in the Call-Net Disclosure Materials. Except as described in the preceding sentences of this paragraph, (i) there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating any of the Call-Net Entities to issue or sell any shares of, or other ownership interests in, any of the Call-Net Entities or obligations of any kind convertible into or exchangeable for any shares of, or other ownership interests in, any of the Call-Net Entities, (ii) there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of any of the Call-Net Entities, (iii) there are no outstanding bonds, debentures or other evidences of indebtedness of any of the Call-Net Entities having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Call-Net Shares or the shareholders of any Call-Net Entity on any matter and (iv) other than the Senior Notes, there are no outstanding contractual obligations of any of the Call-Net Entities to repurchase, redeem or otherwise acquire any of its outstanding securities or with respect to the voting or disposition of any outstanding securities of any of the Call-Net Entities.

(e)	Authority and No Violation

(i)	Call-Net has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Call-Net and the consummation by Call-Net of the transactions contemplated by this Agreement have been duly authorized by its board of directors and no other corporate proceedings on its part or on the part of any other Call-Net Entity are necessary to authorize this Agreement, or the transactions contemplated hereby other than:

(A)	with respect to the Call-Net Meeting, Proxy Circular and other matters relating solely to the implementation of the Arrangement, the approval of the Call-Net board of directors, and

(B)	with respect to the completion of the Arrangement, subject to the Interim Order, the approval of at least two-thirds of the votes cast by the holders of the Call-Net Shares, voting as a single class on the Arrangement Resolution, present in person or represented by proxy at the Call-Net Meeting.

(ii)	This Agreement has been duly executed and delivered by Call-Net and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally and to general principles of equity.

(iii)	The Call-Net board of directors at its meeting on May 10, 2005 (A) determined unanimously that the Arrangement is in the best interests of Call-Net, (B) received an opinion from BMO Nesbitt Burns Inc. that, as of the date of this Agreement, the consideration offered under the Arrangement for each Call-Net Share is fair from a financial point of view to the Call-Net Shareholders and (C) determined unanimously to support and to recommend that the Call-Net Shareholders vote in favour of the Arrangement Resolution and, subject to the terms of this Agreement, will make such recommendation, and Call-Net will so represent in the Proxy Circular.

(iv)	The approval of this Agreement, the execution and delivery by Call-Net of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, do not and will not:

(A)	result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights or payment obligation under any provision of:

(1)	the Charter Documents of any of the Call-Net Entities, including any unanimous shareholder agreement, partnership agreement or any other agreement or understanding with any party holding an ownership interest in any of the Call-Net Entities;

(2)	subject to obtaining the Appropriate Regulatory Approvals relating to the Call-Net Entities, any Law, or

(3)	any Material Contract;

other than as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect;

(B)	give rise to any right of termination or acceleration of Indebtedness or cause any third party Indebtedness owing by any of the Call-Net Entities to come due or, other than the Senior Notes, to become subject to any offer to redeem or otherwise purchase same before its stated maturity or cause any available credit to cease to be available;

(C)	give rise to any right of termination of or require any consent or approval under any Material Contract or result in any Call-Net Entity being obliged to pay more or be subject to more onerous terms under any Material Contract;

(D)	result in the imposition of any Lien upon any of the assets of any of the Call-Net Entities;

(E)	to the knowledge of Call-Net, restrict, hinder, impair or limit the ability of any of the Call-Net Entities to carry on its business as and where it is now being carried on or as and where it is currently contemplated that it will be carried on in the future other than as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect; or

(F)	except for Termination Entitlements or pursuant to the letter agreement between Call-Net and BMO Nesbitt Burns Inc. dated May 21, 2004, as amended on December 18, 2004 and May 10, 2005, result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any advisor, consultant or other service provider to any of the Call-Net Entities under any Contract or to any director, officer or employee of any of the Call-Net Entities or increase any benefits otherwise payable under any Call-Net Employee Plan or result in the acceleration of time of payment or vesting of any such benefits that would reasonably be expected to have a Material Adverse Effect;

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or any other Person (for such other Persons, in respect of a Material Contract) is required to be obtained by any of the Call-Net Entities in connection with the execution and delivery of this Agreement by Call-Net, the completion of the Arrangement or the consummation by any of the Call-Net Entities of the transactions contemplated hereby, other than (i) any approvals required by the Interim Order or the Final Order, (ii) filings with the Director under the CBCA, (iii) the Appropriate Regulatory Approvals relating to the Call-Net Entities and (iv) any other consents, approvals, authorizations, declarations or filings of or with a Governmental Entity which, if not obtained or effected, would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(f)	No Defaults - Subject to obtaining the Appropriate Regulatory Approvals relating to Call-Net, none of the Call-Net Entities is in default under, and there exists no event, condition or occurrence which, after the giving of notice or lapse of time or both, would constitute such a default or would give rise to a right of termination under any Material Contract or under other Contracts other than defaults which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(g)	Absence of Certain Changes or Events – Since December 31, 2004, except as contemplated hereby,

(i)	each of the Call-Net Entities has conducted its business in the ordinary course, including as to the making of forward commitments,

(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to the Call-Net Entities, on a consolidated basis, has been incurred other than in the ordinary course,

(iii)	there has not occurred any change which has had a Material Adverse Effect upon the Call-Net Entities taken together,

(iv)	there has been no redemption, repurchase or other acquisition of shares in any of the Call-Net Entities by any of the Call-Net Entities or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to Call-Net Shares,

(v)	there has not occurred (1) other than in the ordinary course of business, any incurrence, assumption or guarantee by any of the Call-Net Entities of Indebtedness which, in the aggregate, would relate to Cdn.$1,000,000 or more. Furthermore, the Call-Net Entities have not incurred, assumed or guaranteed any Indebtedness which remains outstanding which, in the aggregate, would relate to Cdn.$1,000,000 or more, other than routine short term borrowings in the ordinary course of business for routine working capital purposes and other than the Indebtedness set forth in the Call-Net Disclosure Materials, which fully sets forth all of the Indebtedness, the debtor from whom such Indebtedness is owed, the Person to whom such Indebtedness is owed, if a guarantee, the debtor whose obligations are being guaranteed and the essential terms and conditions of such Indebtedness; (2) any issuance or sale of any securities convertible into or exchangeable for its debt securities, or (3) any issuance or sale of options or other rights to acquire from it debt securities or any securities convertible into or exchangeable for any such debt securities,

(vi)	other than in the ordinary course of business, there has not occurred any creation or assumption by it of any Lien on any asset,

(vii)	there has not occurred any resolution to approve a split, combination or reclassification of any outstanding shares or ownership interests in any of the Call-Net Entities,

(viii)	there has not occurred any material change in the accounting methods, principles or practices of any of the Call-Net Entities, other than those expressly required by a change in GAAP arising subsequent to December 31, 2004; or

(ix)	there has not occurred any agreement, arrangement or understanding to take any action which, if taken prior to the date hereof, would have made any representation or warranty set forth in this Agreement materially untrue or incorrect as of the date when made.

(h)	Financial Statements - The Call-Net Financial Statements have been (and any financial statement publicly disseminated by or on behalf of Call-Net during the

Pre-Effective Date Period will be) prepared in accordance with GAAP applied on a consistent basis (except as otherwise disclosed therein and subject, in the case of such unaudited financial statements, to the absence of notes and to usual, non-material year end adjustments), the requirements of applicable Governmental Entities and applicable securities Laws, such financial statements present (or will present, as applicable) fairly, in all material respects, the consolidated financial position and results of operations of Call-Net on a consolidated basis as of the respective dates thereof and for the respective periods covered thereby and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Call-Net on a consolidated basis.

(i)	Absence of Undisclosed Liabilities - None of the Call-Net Entities has obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than:

(i)	those set forth or adequately provided for in the Call-Net Financial Statements and those incurred in the ordinary course of business and not required to be set forth in the Call-Net Financial Statements under GAAP,

(ii)	those incurred in the ordinary course of business since December 31, 2004, provided that any Indebtedness and any liabilities created, incurred or assumed since that date which would reasonably be expected to have a Material Adverse Effect have been disclosed herein or in the Call-Net Disclosure Materials, and

(iii)	those incurred in connection with the execution of this Agreement and completion of the Arrangement.

(j)	Material Contracts - The Material Contracts of the Call-Net Entities have been fully disclosed in the Call-Net Disclosure Materials. None of the Call-Net Entities, nor, to the knowledge of Call-Net, any of the other parties thereto, is in default or breach of, in any respect, nor has any of the Call-Net Entities received any notice of default or termination under, any Contract the termination of which would reasonably be expected to have a Material Adverse Effect and, to the knowledge of Call-Net, except as disclosed in the Call-Net Disclosure Materials, there exists no state of facts which after notice or lapse of time or both would constitute such a default or breach or will give rise to a right of termination, distribute or otherwise exploit the property contemplated in such Contracts. Except for the Termination Entitlements disclosed in the Call-Net Disclosure Materials or the Material Contracts disclosed in the Call-Net Disclosure Materials, none of the Call-Net Entities is a party to any Contract not made in the ordinary course of business or which creates liabilities or obligations which are not in the ordinary course of business. True and complete copies of all Material Contracts from Governmental Entities or, where such Material Contracts are oral, true and complete written summaries of the terms thereof have been made available to the Purchaser.

(k)	Books and Records – Except in respect of any matter, or any matters taken together, which would reasonably be expected to have a Material Adverse Effect on Call-Net, the books, records and accounts of the Call-Net Entities, in all material respects, (i) have been maintained in accordance with good business practices, (ii) are stated in reasonable detail and fairly reflect the transactions and dispositions of the assets of the Call-Net Entities, and (iii) accurately and fairly reflect the basis for Call-Net’s consolidated financial statements. Call-Net has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (x) transactions are executed in accordance with management’s general or specific authorization, and (y) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets.

(l)	Litigation, Etc. – There is no Claim currently proceeding, pending or, to the knowledge of Call-Net, threatened against or relating to any of the Call-Net Entities or affecting any of their properties, licenses or assets before any court or Governmental Entity or regulatory authority or body nor, to the actual awareness of Call-Net is there any basis for any such Claim for more than Cdn.$250,000 or in the aggregate involves Claims for more than Cdn.$1,000,000 or would reasonably be expected to have a Material Adverse Effect, and, to the actual awareness of Call-Net, neither any of the Call-Net Entities nor their respective assets and properties are subject to any outstanding judgment, order, writ, injunction or decree.

(m)	Intellectual Property Rights -

(i)	The Call-Net Disclosure Materials disclose all material Call-Net Intellectual Property and disclose all Material Contracts, material licences from Governmental Entities and other material documentation maintained by the Call-Net Entities by which any of the Call-Net Entities has acquired material properties which form a part of the Call-Net Intellectual Property. To the knowledge of Call-Net, the Call-Net Intellectual Property is sufficient to enable the Call-Net Entities to carry on their respective businesses as they are presently conducted and as they are proposed to be conducted in the future.

(ii)	Call-Net has made available to the Purchaser all Material Contracts and material licenses to which any of the Call-Net Entities is a party or by which any of them is bound in connection with the licensing, distribution or other exploitation of the Call-Net Intellectual Property.

(iii)	To the knowledge of Call-Net, the Call-Net Intellectual Property has not been used or enforced, or failed to be used or enforced, in a manner that would result in or provide any basis for a material default by, or a material reduction or material dilution of the rights of, the Call-Net Entities pursuant to any of the agreements or licences entered into by the Call-Net Entities in respect of any of the Call-Net Intellectual Property.

(iv)	Call-Net is not aware of a claim of any infringement or breach of any Intellectual Property of any other Person by any of the Call-Net Entities and no Call-Net Entity has received any notice in the past 12 months that any of the Call-Net Entities is infringing upon or breaching any Intellectual Property rights of any other Person that would reasonably be expected to have a Material Adverse Effect. Call-Net is not aware of any infringement or violation of any of the Intellectual Property rights of any of the Call-Net Entities by other Persons.

(v)	In all circumstances where commercially reasonable to permit the exploitation of the Call-Net Intellectual Property, the Call-Net Entities have renewed or made applications for renewal within the applicable renewal periods for all Call-Net Intellectual Property where the omission or failure to do so would reasonably be expected to have a Material Adverse Effect.

(vi)	The Call-Net Intellectual Property does not, to Call-Net’s knowledge, contain any content, element or matter which contravenes any Laws or regulations of any country, state, province or territory, except where such contraventions would not, not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(vii)	Call-Net or one or more of the other Call-Net Entities own all right, title and interest in and to the website domain names utilized by any of them and to copyright, software, trademarks and other intellectual property relating thereto and have effected all registrations and filings commercially reasonable to preserve and protect their respective rights in and to such website domain names.

(n)	Tax Matters

(i)	(i) Each of the Call-Net Entities has timely filed, or caused to be filed, all Tax Returns required to be filed by them (all of which returns were correct and complete in all material respects), (ii) the Call-Net Entities, taken as a whole, have made adequate provision in their books and records for any Taxes accruing in respect of any period subsequent to the period covered by Call-Net’s most recently published consolidated financial statements, (iii) since the publication date of Call-Net’s most recently published consolidated financial statements, no material Tax liability not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, including with respect to Tax credits or analogous rights or incentives previously claimed or utilized by any of the Call-Net Entities and (iv) the Call-Net Entities, taken as a whole, have paid, or caused to be paid, all Taxes that are due and payable in all material respects or have provided adequate accruals in accordance with GAAP, which are reflected in Call-Net’s most recently published consolidated financial statements, for any Taxes for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns.

(ii)	(i) None of the Call-Net Entities has received any written notification that any material issues have been raised (and are currently pending or threatened) by the Canada Revenue Agency, the United States Internal Revenue Service or any other taxing authority in any jurisdiction, including any sales tax authority, in connection with any of its Tax Returns, including with respect to tax credits or other analogous rights or incentives previously claimed or utilized by any of the Call-Net Entities, and no waivers of statutes of limitation have been given or requested with respect to any of the Call-Net Entities and (ii) all assessments of Tax made against the Call-Net Entities were paid when due, and adequate reserves have been accrued on the most recently published financial statements for those amounts owing but not yet due. There are no material proposed (but unassessed) additional Taxes relating to any of the Call-Net Entities and none has been asserted and no Tax Liens have been filed or are exercisable against any of the Call-Net Entities or any of their property or assets. True copies of all written information requests received by any Call-Net Entity from and Governmental Entity pertaining to Taxes and for periods that may be subject to assessment or reassessment have been delivered to the Purchaser.

(iii)	Each of the Call-Net Entities has deducted and remitted to the relevant Governmental Entities in all material respects on or before the due dates therefor all income Taxes, employment insurance contributions, pension plan contributions, employer health Tax remittances and any Taxes or deductions or other amounts which it is required by applicable Law or Contract to so collect and remit to all Governmental Entities or other Persons entitled to receive payment of such deduction.

(o)	Non-Arms Length Transactions

(i)	Since December 31, 2004, none of the Call-Net Entities has made any payment (excluding compensation paid in the ordinary course of business) or loan to, or has borrowed any monies from or is otherwise indebted to, any present or former officer, director, employee, shareholder or partner of such company or any Person not dealing with it at arm’s length (within the meaning of the ITA) or any Affiliate of any of the foregoing, except (A) as disclosed in the Call-Net Financial Statements, or (B) otherwise for amounts of up to Cdn.$100,000 per individual and up to Cdn.$250,000 in the aggregate.

(ii)	None of the Call-Net Entities is a party to any Contract with any present or former officer, director, employee, shareholder or partner of such company or any Person not dealing with it at arm’s length (within the meaning of the ITA) or any Affiliate of any of the foregoing.

(p)	Employees, etc. - The Call-Net Disclosure Materials contain a complete and accurate list, as the date of this Agreement, of:

(i)	the employee number, titles and annual compensation entitlements of all individuals earning annual compensation (for greater certainty, not including commission earnings) of Cdn.$150,000 or more who are employed or engaged by any of the Call-Net Entities on a full or part-time basis, including all individuals who may be considered to be employees of any of the Call-Net Entities pursuant to applicable Law or equity, notwithstanding that they may have been laid off or terminated or on a short term, long term or parental leave, together with the location of their employment;

(ii)	the date each such Person was hired or retained by the applicable Call-Net Entity or its predecessor; and

(iii)	each Contract for the employment or engagement of any officer, director, consultant or employee of the Call-Net Entities requiring annual compensation of Cdn.$150,000 or more.

(q)	Continued Services - Except for the Termination Entitlements disclosed in the Call-Net Disclosure Materials, none of the Call-Net Entities has entered into any agreement or made any arrangements with any of its employees or service providers which would reasonably be expected to have the effect of depriving the Call-Net Entities of the continued services of any such Persons following the Effective Date.

(r)	Termination Rights - Except for the Termination Entitlements disclosed in the Call-Net Disclosure Materials and, subject to any applicable reinstatement or other statutory dismissal recourse which may be available at Law to an employee, the employment of all employees of the Call-Net Entities may be terminated by the applicable Call-Net Entities on the giving of reasonable notice and/or severance pay in accordance with applicable Law and, to the knowledge of Call-Net, no inducements to accept employment with any of the Call-Net Entities were offered to any employees or service providers which have the effect of increasing the period of notice of termination to which any such Person is entitled.

(s)	Employee Payments - Each of the Call-Net Entities has paid to the date of this Agreement all amounts due and payable (for greater certainty, amounts accrued but not yet due and payable are excluded from this section) on account of salary, fees, bonus payments, commissions and all other remuneration to or on behalf of any and all of its employees (other than payments which do not exceed, in the aggregate, Cdn.$5,000 to any employee or Cdn.$100,000 for all employees).

(t)	Labour Matters

(i)	To the knowledge of Call-Net and except for Termination Entitlements quantified in the Comet Disclosure Letter, none of the Call-Net Entities is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director, officer or employee.

(ii)	None of the Call-Net Entities is a party to any collective bargaining agreement nor, to the knowledge of Call-Net, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current, pending or, to the knowledge of Call-Net after due inquiry, threatened strikes or lockouts at any of the Call-Net Entities or any charge of unfair labour practice (other than routine individual grievances).

(iii)	None of the Call-Net Entities is subject to any material Claim for wrongful dismissal, constructive dismissal or any other material tort Claim, actual or, to the knowledge of Call-Net, threatened, or any litigation, actual or, to the knowledge of Call-Net, threatened, relating to employment or termination of employment of employees or independent contractors, other than those claims or such litigation which are disclosed in the Call-Net Disclosure Materials or any other claim or litigation in respect of which the amount claimed individually does not exceed Cdn.$250,000 and in the aggregate with all such other Claims, the amounts Claimed in respect of labour matters, do not exceed Cdn.$1,000,000.

(iv)	To the knowledge of Call-Net, each of the Call-Net Entities has operated in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, pay equity, workers’ compensation, human rights and labour relations except where the failure to do so would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, and there are no current, pending or, to the knowledge of Call-Net after due inquiry, threatened proceedings before any board or tribunal with respect to any employment or labour matters.

(u)	Employee Benefit Plans

(i)	The Purchaser has been provided with all the employee benefit, health, welfare, supplemental employment benefit, bonus, pension, profit sharing, deferred compensation, stock compensation, stock option or purchase, retirement, hospitalization insurance, medical, dental, legal, disability and similar plans or arrangements or practices applicable to present or former employees, directors or independent contractors of the Call-Net Entities which are currently maintained or participated in by the Call-Net Entities and any proposed amendments or changes thereto (the “Call-Net Employee Plans”).

(ii)	All of the Call-Net Employee Plans are registered where required by, and are in good standing in all material respects under, all applicable Laws and, other than routine claims for benefits, there are no actions, claims, proceedings or governmental audits (and, to the knowledge of Call-Net, none are pending), relating to the Call-Net Employee Plans.

(iii)	All of the Call-Net Employee Plans have been administered, invested and funded in material compliance with their terms and all applicable Laws. No Call-Net Entity maintains or is bound by the terms of a defined benefit plan and all required contributions under the Call-Net Employee Plans have been made in accordance with all applicable Laws and the terms of each such Call-Net Employee Plan.

(iv)	Other than the Termination Entitlements, there are no pension plans or agreements or undertakings by any of the Call-Net Entities to provide post-retirement profit sharing, medical, health, life insurance or other benefits to any present or former employee of any of the Call-Net Entities.

(v)	Reports – All documents or information filed by Call-Net under applicable securities Laws were, as of their respective dates, in compliance in all material respects with applicable securities Laws and did not contain a Misrepresentation as at the time at which they were filed with applicable securities regulatory authorities. None of such documents or information, if originally so filed on a confidential basis, remains confidential. Call-Net is a reporting issuer in good standing under applicable securities Laws in each of the provinces of Canada.

(w)	Compliance with Laws; Investigations - Provided that all representations and warranties with respect to environmental matters are contained solely in section 3.1(kk), the Call-Net Entities have complied with and are not in violation of any applicable Laws, injunctions, orders, arbitral awards, judgments or decrees, except to the extent that non-compliance would not reasonably be expected to have a Material Adverse Effect. To the knowledge of Call-Net, all securities of Call-Net (including all options, rights or other convertible or exchangeable securities) have been issued in compliance with all applicable securities Laws. To the knowledge of Call-Net, none of the Call-Net Entities or any of their respective current or former directors, officers or employees has been charged, or has been under active investigation in the last 12 months by any Governmental Entity (including the Canada Revenue Agency, any provincial taxing authority, the United States Internal Revenue Service or any taxing authority in any jurisdiction, including any sales tax authority) in connection with any actual or alleged violation of any Law which may directly or indirectly relate to or impact upon any Call-Net Entity.

(x)	Guarantees - None of the Call-Net Entities has given or agreed to give, nor is any of them a party to or bound by, any guarantee of Indebtedness, indemnity or suretyship of other obligations of any Person, nor is any of them contingently responsible for such indemnity or suretyship or obligations.

(y)	Restrictions on Business Activities – To the knowledge of Call-Net, there is no arbitral award, judgment, injunction, order or decree binding upon any of the Call-Net Entities that has or will have the effect of prohibiting, restricting or impairing any business practice of any of the Call-Net Entities, any acquisition or disposition of property by any of the Call-Net Entities or the conduct of business by any of the Call-Net Entities as currently conducted that would reasonably be expected to have a Material Adverse Effect.

(z)	Registration Rights - No holder of securities issued by Call-Net has any right to compel Call-Net to register or otherwise qualify such securities for public sale or distribution in Canada or the United States.

(aa)	Rights of Other Persons - No Person has any right of first refusal or option to purchase or any other right of participation in any of the material properties owned by any of the Call-Net Entities, or any part thereof, nor is any Person entitled to any material rebate, refund, payment, credit or other benefit in the event that any product or service provided by any Call-Net Entity fails to achieve specified results, a specified level of performance or other criteria other than individuals who have acquired such entitlements in the ordinary course of business.

(bb)	Full Disclosure. All Call-Net Disclosure Materials were true, complete and accurate as at their respective dates, except to the extent that any inaccuracies would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect with respect to Call-Net.

(cc)	Absence of Cease Trade Orders – No order ceasing or suspending trading in securities of Call-Net or prohibiting the sale of securities by Call-Net is outstanding and no proceedings for this purpose have been instituted or, to Call-Net’s knowledge, are pending, contemplated or threatened.

(dd)	Insurance - The Call-Net Entities maintain such policies of insurance, issued by responsible insurers, as are appropriate to their businesses, property and assets, in such amounts and against such risks and subject to such deductibles as are customarily carried and insured against by owners of comparable businesses, properties and assets. The proceeds of such policies are fully payable to the applicable Call-Net Entities or, as regards directors’ and officers’ insurance, to the directors and officers of the Call-Net Entities to the extent that such directors and officers have not received payments under an indemnity provided by any of the Call-Net Entities. Call-Net has made available to the Purchaser all material insurance policies now in full force and effect (specifying the insurer, the amount of the coverage, the type of insurance, the amount of deductible, if any, the policy number and any pending claims thereunder) maintained by the Call-Net Entities and true and complete copies of the most recent inspection reports, if any, received from insurance underwriters as to the condition of the assets of the Call-Net Entities. All such policies of insurance are in full force and effect and in good standing, and will continue to be so until the Effective Date. None of the

Call-Net Entities is in material default, whether as to the payment of premium or otherwise, under the terms of any such policy, nor has any of the Call-Net Entities (i) failed to give any notice or present any material claim under any such insurance policy in due and timely fashion or (ii) received notice or otherwise became aware of any intent of an insurer to either claim any default on the part of any of the Call-Net Entities or not to renew any policy of insurance on its expiry or to materially increase any deductible or cost.

(ee)	Real Property - All real property owned by any Call-Net Entity is held with good and marketable title free and clear of all Liens and is used for the purposes therein set forth, all of which purposes are in compliance in all material respects with all zoning and local use requirements. Call-Net has granted the Purchaser reasonable access to complete and accurate copies of all material immovable or real property licences, leases, subleases and all agreements or offers to lease or sublease and which are in force (collectively, the “Leases”) and any amendments, extensions and/or additions thereto to which any Call-Net Entity is a party, by which any of them is bound, or in respect of which any of them is entitled to benefit. The Leases are valid, binding and enforceable against Call-Net in accordance with their terms subject to bankruptcy and equitable remedies; except as disclosed herein, the Leases have not been materially amended, supplemented or modified, and the Leases are in good standing on the part of each relevant Call-Net Entity and the Call-Net Entities are not in material default in payment of rent or in the performance of any of their obligations thereunder. In addition, to the best of Call-Net’s knowledge, the landlords under the Leases are not in material breach of any of their obligations thereunder. To the best of Call-Net’s knowledge, no state of facts exists which after notice or lapse of time or both or otherwise would result in a material breach or default under any of the Leases. Subject to obtaining the consents as disclosed in the Call-Net Disclosure Materials, the execution of this Agreement and the consummation of the transactions herein contemplated do not and will not, in any way, require landlord consent under any Lease or affect the validity, enforceability or continuity of any of the Leases or result in any modification thereof (including any additional payments or any increase in the ongoing rent). Notwithstanding the foregoing, the terms “real property” and “Lease” as used in this paragraph shall not include indefeasible rights of use or any easement, right of way, license or other agreement relating to the grant of rights and interests and/or access to real property or to access support structures used by any of the Call-Net Entities in providing any of its telecommunication services.

To the knowledge of Call-Net, all material fiber optic related rights, including indefeasible right of use (IRU) agreements, rights of way, licenses or other agreements relating to the receipt of rights and interests by any of the Call-Net Entities and/or access to real property and/or access to support structures used by any of the Call-Net Entities in providing any of its telecommunication services (collectively, “Fiber Related Rights”) are substantially in compliance in all material respects with all applicable requirements related to the use of the Fiber Related Rights. Call-Net has granted to the Purchaser reasonable access to substantially all material Fiber Related Rights (save and except for those Fiber Related Rights relating to transactions contemplated by Call-Net’s press release dated May 2, 2005) which are in force and any amendments, extensions and/or additions thereto to which any Call-Net Entity is a party, by which any of them is bound, or in respect of which any of them is entitled to benefit (collectively, the “Fiber Agreements”). The Fiber Agreements are valid, binding and enforceable in accordance with their terms. The Fiber Agreements have not been materially amended, supplemented or modified, and the Fiber Agreements are in good standing on the part of each relevant Call-Net Entity and the Call-Net Entities are not in material default in payment of rents, right of way payments or indefeasible rights of use related fees, or in the performance of any of their obligations thereunder. In addition, to the best of Call-Net’s knowledge, the licensees from whom the Fiber Agreements are derived are not in material breach of any of their obligations thereunder. To the best of Call-Net’s knowledge, no state of facts exists which after notice or lapse of time or both or otherwise would result in a material breach or default under any of the Fiber Agreements.

(ff)	Obligations - There are no material outstanding obligations relating to any written notice or order issued by any Governmental Entity in respect of any of the properties owned or leased by the Call-Net Entities or any of them received by any of the Call-Net Entities alleging any material deficiency or material non-compliance with any municipal agreements (including any development or site plan agreements), building restrictions, zoning or building laws or by-laws, building codes, fire codes or environmental Laws.

(gg)	Expropriation – To the knowledge of Call-Net, no part of the property or assets of any of the Call-Net Entities has been taken, condemned or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor is Call-Net aware of any intent or proposal to give such notice or commence any such proceedings.

(hh)	Minute Books - The minute books of the Call-Net Entities contain complete copies of their respective Charter Documents. There are no applications or filings outstanding or intended to be made which would alter in any way the Charter Documents or corporate status of any of the Call-Net Entities. No resolutions or by-laws have been passed, enacted, consented to or adopted by the directors (or any committee thereof) or shareholders of any of the Call-Net Entities, except those contained in such minute books and other than minutes of meetings of Call-Net’s board of directors (or a committee thereof) for periods subsequent to January 31, 2005 which have not yet been finalized but true copies of which will be made available to the Purchaser forthwith upon them being finalized. The corporate records of the Call-Net Entities have been maintained in all material respects in accordance with all applicable statutory requirements and are complete and accurate; provided that, where minutes have not been finalized, either drafts of same have been provided to the Purchaser or, where there are no drafts, such minutes, when prepared, will not disclose any matter, fact or circumstance which would reasonably be expected to have a Material Adverse Effect.

(ii)	Adequacy of Assets - The assets (including the Intellectual Property) owned, licensed and leased by the Call-Net Entities include all of the assets reasonably necessary to conduct their respective businesses. Other than as required in the ordinary course of business, none of the Call-Net Entities requires any additional fixed assets, consents, waivers or rights in order to enable it to continue carry on its business immediately after the Effective Date in the same manner and in each of the jurisdictions as currently carried on by it. The Call-Net Entities have all licences, permits and consents (including all Appropriate Regulatory Approvals, leases and licences) necessary for the construction, installation and operation of their fibre optic network, for all cables, attachments, connectors, support structures, closures and other equipment forming part of such network as presently owned and operated, and for the ownership and operation of such network (including such interconnections), all of which licences, permits or consents are effective and in good standing, except where the absence of any such licences, permits or consents or where any failure to maintain the same in effect or in good standing, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(jj)	Licenses - All licenses, permits (other than Environmental Permits) and consents (including all Appropriate Regulatory Approvals) that the Call-Net Entities are required to obtain for purposes of their respective businesses or the ownership or operation of their respective properties and assets have been obtained, are disclosed in the Call-Net Disclosure Materials and are currently valid, in full force and effect and in good standing except for such failures as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. None of the Call-Net Entities has violated the terms or conditions of any such licence except for such violations as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. No notice of a violation of any such licence has been received by any of the Call-Net Entities or recorded or published, and, to Call-Net’s knowledge, no proceeding is pending or threatened, to revoke, suspend, cancel, prevent the renewal of, or limit any such licence.

(kk)	Environmental - To Call-Net’s knowledge, each of the of the Call-Net Entities and their respective businesses, operations, and properties:

(A)	has obtained and currently holds all Environmental Permits which are required under all Environmental Laws except where the absence of same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect

(B)	is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect

(C)	has not received any order, request or notice from any person alleging a material violation of any Environmental Laws except where any such orders, requests or notices would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(D)	except where the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (a) is not a party to any litigation or administrative proceeding, nor so far as it is aware, is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, (b) is not aware of any conditions existing currently or likely to exist which could reasonably be expected to subject it to damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal. remedial action or other response pursuant to applicable Environmental Laws by it; and (c) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws;

(E)	has not used, owned operated, occupied or managed, had charge of or control over, now or in the past, any real property that is not free of contamination from any Hazardous Material except for such contamination that could not reasonably be expected to adversely impact the value or marketability of such real property and which could not reasonably be expected to result in Environmental Liabilities except where the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(F)	has not caused, suffered or permitted to occur any Release of Hazardous Materials on, at, in, under, above, to, from or about any of the real property used, owned, operated, occupied or managed by it or over which it had charge of or control now or in the past by it contrary to any Environmental Laws except where the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and

(G)	is not involved in operations or knows of any facts, circumstances or conditions, including any Release of Hazardous Material, that could reasonably be expected to result in any Environmental Liabilities except where the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

For the purposes of this Agreement, the Purchaser acknowledges and agrees that all representations and warranties of Call-Net with respect to environmental matters are exclusively set forth in section 3.1(kk) and shall act as the only representations and warranties of Call-Net with respect to such environmental matters.

(ll)	Computer Systems and Software - The computer systems and software of the Call-Net Entities, including personal computers and special purpose systems (including billing systems, operational support systems and business support systems), are fully operational in all material respects and have the appropriate licensing and material documentation describing, among other things, the operation of the hardware, software, required maintenance, appropriate period run books or other operational procedures, all operating systems, applications and utilities. To the knowledge of Call-Net, the documentation matches the implementation of the hardware and software in use as of the date hereof.

(mm)	Forward Commitments - All forward commitments by or to Call-Net Entities for supplies or services for use in connection with their respective businesses, whether or not evidenced by written Contract, which are in existence as of the date of this Agreement and which involve an amount in excess of Cdn.$250,000 have been entered into by the applicable Call-Net Entity in the ordinary course of business.

(nn)	Title to Assets - The Call-Net Entities own all of the property and assets reflected in the Call-Net Financial Statements or used by them in connection with their respective businesses, with good and marketable title thereto, free and clear of Liens. There are no Claims currently proceeding, pending or, to the knowledge of Call-Net, threatened against or affecting any of the material properties owned by the Call-Net Entities or the occupancy or use thereof by the Call-Net Entities, in law or in equity, which would reasonably be expected to affect the title to any such property or any part of such property or the value of any such property and which Claims, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(oo)	Finder’s Fees - No broker, finder or investment banker is entitled to any fee or commission from Call-Net for services rendered on behalf of Call-Net in connection with the transactions contemplated by this Agreement, other than BMO Nesbitt Burns Inc. which is entitled to be paid fees as described in the Call-Net Disclosure Materials.

(pp)	No Shareholders’ Agreements - To Call-Net’s knowledge, on the Effective Date, there will be no shareholder agreements, voting agreements, voting trust agreements, pooling agreements or other agreements to which any of the Call-Net Shareholders is a party in respect of any of the Call-Net Shares.

(qq)	Shareholder Rights Plan - The Call-Net board of directors has resolved to waive the application of the Call-Net Shareholder Rights Plan to the Arrangement and any transactions that may occur by reason of the Arrangement including any transactions contemplated by Schedule 1.1 – Plan of Arrangement, but the Call-Net Shareholder Rights Plan has not otherwise been waived.

(rr)	Sprint Agreement - The Sprint Agreement has not been amended, varied, supplemented or otherwise changed. The Sprint Agreement as a whole may be terminated at the option of Call-Net without cost or penalty within 180 days of the Effective Date and on 90 days’ notice. In the event of any such termination, no Contract to which any Call-Net Entity is a party is itself terminable as of right, whether by such Call-Net Entity, by the counterparty to such Contract or by any other Person.

(ss)	360 Networks Deal - The agreement or agreements entered into by any Call-Net Entity as disclosed in Call-Net’s press release of May 2, 2005 do not contain therein any provision of the type referred to in clause (vii) of the definition of “Material Contract” and do not create rights or consequences on any change of control of any Call-Net Entity.

3.2 Representations and Warranties of the Purchaser

          The Purchaser hereby represents and warrants to Call-Net as follows and acknowledges that Call-Net is relying on these representations and warranties in entering into this Agreement and the transactions contemplated under this Agreement that, except as expressly set forth in public disclosure documents filed by the Purchaser under SEDAR or as otherwise disclosed by the Purchaser to Call-Net in writing:

(a)	Organization and Good Standing - the Purchaser is a subsisting corporation under the laws of British Columbia.

(b)	Capacity to Carry on Business - Each of the Rogers Entities is licensed, registered and qualified as a corporation to do business and is in good standing in each jurisdiction in which the nature of its current business make such licence, registration or qualification necessary, and all such licences, registrations and qualifications are valid and subsisting and in good standing except where, individually or in the aggregate, the failure to be so licensed, registered or qualified or to be in good standing would not reasonably be expected to have a Material Adverse Effect.

(c)	Authority and No Violation

(i)	The Purchaser has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by the board of directors of the Purchaser and no other proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereby.

(ii)	This Agreement has been duly executed and delivered by the Purchaser and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally and to general principles of equity.

(iii)	The approval of this Agreement, the execution and delivery by the Purchaser of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, do not and will not result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights or payment obligation under any provision of:

(A)	its Charter Documents, including any shareholders’ agreement;

(B)	subject to obtaining the Appropriate Regulatory Approvals relating to the Purchaser, any Laws, regulation, order, judgment or decree; or

(C)	any material contract to which it is party or by which it is bound or affected.

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by the Purchaser in connection with the execution and delivery of this Agreement, the completion of the Arrangement or the consummation by the Purchaser of the transactions contemplated hereby other than the Appropriate Regulatory Approvals.

(d)	No Defaults - Subject to obtaining the Appropriate Regulatory Approvals relating to the Purchaser, none of the Rogers Entities is in default under, and there exists no event, condition or occurrence which, after the giving of notice or lapse of time or both, would constitute such a default or would give rise to a right of termination under any material contract or any material license from a Governmental Entity or under other contracts or licenses (with respect to such contracts or licenses, other than defaults which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect).

(e)	Absence of Certain Changes or Events – Since December 31, 2004, except as contemplated hereby,:

(i)	there has not occurred any change which has had a Material Adverse Effect upon the Purchaser and its Subsidiaries taken together;

(ii)	there has not occurred any resolution to approve a split, combination or reclassification of any outstanding shares or ownership interests in any of the Call-Net Entities;

(iii)	there has not occurred any material change in the accounting methods, principles or practices of the Purchaser, other than those expressly required by a change in GAAP arising subsequent to December 31, 2004; or

(iv)	there has not occurred any agreement, arrangement or understanding to take any action which, if taken prior to the date hereof, would have made any representation or warranty set forth in this Agreement materially untrue or incorrect as of the date when made.

(f)	Absence of Undisclosed Liabilities – The Purchaser, on a consolidated basis, obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than.

(i)	those set forth or adequately provided for in the balance sheet included in the Purchaser’s audited consolidated financial statements as at and for the period ended December 31, 2004 and those incurred in the ordinary course of business and not required to be set forth in the such balance sheet under GAAP,

(ii)	those incurred in the ordinary course of business since December 31, 2004, and

(iii)	those incurred in connection with the execution of this Agreement and completion of the Arrangement.

(g)	Litigation, Etc. - There is no Claim currently proceeding, pending or, to the knowledge of the Purchaser, threatened against or relating to any of the Rogers Entities or affecting any of their properties, licenses or assets before any court or Governmental Entity or regulatory authority or body nor, to the knowledge of Rogers is there any basis for any such a Claim that would reasonably be expected to have a Material Adverse Effect and, to the knowledge of the Purchaser, neither any of the Rogers Entities nor their respective assets and properties is subject to any outstanding judgment, order, writ, injunction or decree.

(h)	Capitalization - The authorized capital of the Purchaser is accurately and completely described in the Rogers Financial Statements. As of December 31, 2004, the issued capital of the Purchaser was as described in the Rogers Financial Statements. All outstanding Rogers Shares have been duly authorized and are validly issued and outstanding as fully paid and non- assessable shares, free of pre-emptive rights. The RCI Class B Shares to be issued pursuant to the

Arrangement will be duly allotted for issuance and will be issued as fully paid and non-assessable shares.

(i)	Financial Statements - The Rogers Financial Statements have been (and any financial statement publicly disseminated by or on behalf of the Purchaser during the Pre-Effective Date Period will be) prepared in accordance with GAAP (subject, in the case of such unaudited financial statements, to the absence of notes and to usual, non-material year end adjustments), the requirements of applicable Governmental Entities and applicable securities Laws, such financial statements present (or will present, as applicable) fairly, in all material respects, the consolidated financial position and results of operations of the Rogers Entities as of the respective dates thereof and for the respective periods covered thereby and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of the Rogers Entities on a consolidated basis.

(j)	Proxy Circular - The information to be contained in the Proxy Circular or any amendment thereto relating to, and provided by or on behalf of, the Purchaser will be accurate and complete in all material respects as at the date thereof and will not contain a Misrepresentation as at such date.

(k)	Canadian Status of Purchaser - The Purchaser is not and is not deemed to be a “non-Canadian” within the meaning of the Investment Canada Act and no application for review and no notification under that Act is required in connection with the Arrangement.

(l)	Solvency, etc. - Each of the Rogers Entities is Solvent. None of the Rogers Entities has committed an act of bankruptcy, proposed a compromise or arrangement to its creditors, had any petition for a receiving order in bankruptcy filed against it, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound-up, taken any proceeding to have a receiver appointed, had any encumbrancer take possession of any of its property or assets, had an execution or distress become enforceable or become levied upon any of its property or assets or had any insolvency or receivership proceedings instituted against it which have not been cured or remedied.

(m)	Reports – All documents or information filed by the Purchaser under applicable securities Laws were, as of their respective dates, in compliance in all material respects with applicable securities Laws and did not contain a Misrepresentation as at the time at which they were filed with applicable securities regulatory authorities. None of such documents or information, if originally so filed on a confidential basis, remains confidential. The Purchaser is a reporting issuer in good standing under all applicable securities Laws.

(n)	Compliance with Laws; Investigations - The Rogers Entities have complied with and are not in violation of any applicable Laws, injunctions, orders, arbitral awards, judgments or decrees, except to the extent that non-compliance would not reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, all securities of the Purchaser (including all options, rights or other convertible or exchangeable securities) have been issued in compliance with all applicable securities Laws. To the knowledge of the Purchaser, neither it nor any of its current or former directors, officers or employees has been charged, or has been under active investigation in the last 12 months by any Governmental Entity (including the Canada Revenue Agency, any provincial taxing authority, the United States Internal Revenue Service or any taxing authority in any jurisdiction, including any sales tax authority) in connection with any actual or alleged violation of any Law which may directly or indirectly relate to or impact upon the Purchaser.

(o)	Full Disclosure –All documents filed by the Purchaser on, and available as of the date hereof on, SEDAR, the System for Electronic Delivery and Retrieval were true, complete and accurate in all material respects as at their respective dates, except to the extent that any inaccuracies would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect with respect to the Purchaser.

(p)	Absence of Cease Trade Orders – No order ceasing or suspending trading in securities of the Purchaser or prohibiting the sale of securities by the Purchaser is outstanding and no proceedings for this purpose have been instituted or, to the best of the Purchaser’s knowledge, are pending, contemplated or threatened.

(q)	Litigation, Etc. - There is no Claim currently proceeding, pending or, to the actual knowledge of the Purchaser, threatened against any of the Rogers Entities or affecting any of their properties, licenses or assets before any court or Governmental Entity or regulatory authority or body nor is the Purchaser aware of any basis for any such claims, actions, proceedings or investigations which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(r)	Ownership – None of the Rogers Entities owns any Call-Net Shares and has not made any arrangement or agreements with any holder of Call-Net Shares or employee of any Call-Net Entity except as contemplated by this Agreement.

(s)	Taxes – The Purchaser is a “taxable Canadian corporation” for the purposes of the ITA.

3.3 Non-Waiver; Deemed Knowledge

          For the purposes of the representations and warranties set out in section 3.1, the Purchaser is deemed to have knowledge of all information in the Call-Net Disclosure Materials. For the purposes of the representations and warranties set out in section 3.2, Call-Net is deemed to have knowledge of all information contained in the public disclosure documents filed by the Purchaser through the System for Electronic Document Analysis and Retrieval (SEDAR) of the Canadian Securities Administrators.

3.4 Survival

          Subject to section 7.3(e), the representations and warranties of each of Call-Net and the Purchaser contained herein shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the termination of this Agreement in accordance with its terms and the Effective Time.

ARTICLE 4
REGULATORY APPROVALS

4.1 Applications

          Call-Net and the Purchaser covenant and agree to proceed diligently, in a co-ordinated fashion, to apply for and obtain the Appropriate Regulatory Approvals and shall keep each other apprised from time to time and forthwith upon request of the status thereof. All out of pocket fees charged by Governmental Entities pertaining to competition law compliance shall be shared by the parties equally. In particular, the Purchaser and Call-Net covenant and agree that, subject to and in compliance with applicable Laws:

(a)	the Rogers Entities and the Call-Net Entities shall effect all registrations, filings and submissions of information to applicable Governmental Entities that may be required by applicable Laws or otherwise deemed advisable by the Purchaser, acting reasonably;

(b)	the Purchaser and Call-Net shall provide each other with copies of all registrations, filings and submissions referred to in (a) above;

(c)	all requests and enquiries from any Governmental Entity shall be dealt with by the Purchaser and Call-Net in consultation with each other, and the Purchaser and Call-Net shall promptly co-operate with and provide all necessary information and assistance reasonably required by such Governmental Entity upon being requested to do so by such authority or by the other party;

(d)	the Purchaser and Call-Net shall promptly notify the other of material written communications of any nature from any Governmental Entity and provide the other party with copies thereof;

(e)	the Purchaser and Call-Net shall permit the other to review in advance for consultation purposes any proposed material written communications of any nature with Governmental Entities;

(f)	neither the Purchaser nor Call-Net shall participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with any Governmental Entity in respect of any filings, investigation or inquiry concerning the Arrangement unless it consults with the other party in advance and gives the other party the opportunity to attend and participate thereat (except to the extent that in any such case the Governmental Entity expressly requests that the other party should not be present at the meeting or discussion or part or parts of the meeting or discussion); and

(g)	Call-Net shall not extend or consent to any extension of any waiting period under applicable Laws or enter into any agreement with any Governmental Entity to not consummate the Arrangement, except with the consent of the Purchaser;

provided, however, where either the Purchaser or Call-Net, as the case may be, is obligated to provide information that it deems to be competitively sensitive information to the other party, the Purchaser or Call-Net, as the case may be, shall provide such competitively sensitive information only to the external legal counsel of the other party or to external experts hired by external counsel to the Purchaser or Call-Net and such competitively sensitive information shall not be shared by such counsel or external experts with any other Person.

4.2 Obtaining of Appropriate Regulatory Approvals

          For purposes of this Agreement, no Appropriate Regulatory Approval shall be considered to have been obtained if it contains any condition that would result in the Call-Net Entities or the Rogers Entities, following implementation of the Arrangement, being in a materially worse position than such Call-Net Entities or Rogers Entities as of the date hereof. In addition, at the option of the Purchaser, no Appropriate Regulatory Approval shall be considered to have been obtained if an appeal by a Person other than a Call-Net Entity or Rogers Entity has been instituted from the granting of any Appropriate Regulatory Approval and remains outstanding.

ARTICLE 5
COVENANTS

5.1 Material Commitments

          Subject to compliance with applicable Laws, during the Pre-Effective Date Period, Call-Net will use reasonable efforts to consult on an ongoing basis with the Purchaser in order that the representatives of the Purchaser will become more familiar with the philosophy and techniques of the Call-Net Entities as well as with their business and financial affairs and in order to provide experience as a basis for ongoing relationships in connection with the acquisition of Call-Net by the Purchaser as of the Effective Date. These consultations will include reasonable efforts to consult with respect to any commitments, arrangements or transactions proposed to be entered into that would be out of the ordinary course of business and that could reasonably be expected to give rise to a material liability or commitment of any kind and will use reasonable efforts to allow sufficient time for the Purchaser to give reasonable consideration to the same. Call-Net and the Purchaser will develop procedures such that these consultations will be carried out quickly and effectively without detracting from the ability of Call-Net to arrive at decisions in a timely manner. In addition, Call-Net shall provide to the Purchaser copies of any interim financial statements (and any management reviewed drafts thereof) which may be prepared from time to time during the Pre-Effective Date Period.

5.2 Covenants of Call-Net

(a)	Call-Net covenants and agrees that, subject to and in compliance with applicable Laws, until the Effective Date or the earlier termination of this Agreement in accordance with Article 7, except (1) with the consent of the Purchaser to any deviation therefrom, which consent shall not be unreasonably withheld, (2) as disclosed in the Call-Net Disclosure Materials, or (3) with respect to any matter contemplated by this Agreement, each of the Call-Net Entities shall:

(i)	carry on its business in, and only in, the ordinary course;

(ii)	not commence to undertake a substantial or unusual expansion of its business facilities or an expansion that is out of the ordinary course of business;

(iii)	not declare or pay any dividends on or make any other distributions on or in respect of the outstanding Call-Net Shares or split, combine or reclassify any Call-Net Shares;

(iv)	not amend the Charter Documents of any of the Call-Net Entities;

(v)	not allot, reserve, set aside or issue, authorize or propose the allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any shares in its capital stock or other equity interests of any of the Call-Net Entities or any class or securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities, except for (i) transactions between two or more wholly-owned Call-Net Subsidiaries or between Call-Net and a wholly-owned Call-Net Subsidiary, (ii) the issuance of Call-Net Shares pursuant to fully vested Call-Net Options or Call-Net PUs granted prior to the date hereof in accordance with the provisions attaching thereto and (iii) the issuance of Class B Non-Voting Shares or Common Shares pursuant to the rights of conversion of each such class of shares;

(vi)	not amend, vary or modify, or take any other action under the Call-Net Stock Option Plan or the Call-Net Performance Unit Plan, except in accordance with sections 5.2(a)(v) or except for purposes of allowing the exercise of rights thereunder conditional upon closing hereunder;

(vii)	not acquire or agree to acquire any Call-Net Shares or other outstanding securities, whether by public or private transaction, pursuant to any normal course or substantial issuer bid, or otherwise, or any shares or other outstanding securities of any Subsidiary;

(viii)	other than ordinary course trade payables (including the BMO Nesbitt Burns Inc. letters referred to in Section 3.1(e)(iv)(F)) or pursuant to guarantees or financing arrangements in place on the date hereof, the details of which have been provided in the Call-Net Disclosure Materials, not guarantee the payment of Indebtedness or incur Indebtedness or issue or sell any debt securities relating to any individual amount of Cdn.$500,000 or more, or aggregate amount of Cdn.$1,000,000 or more;

(ix)	use its commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on the Call-Net Entities with respect to the transactions contemplated hereby and by the Arrangement;

(x)	except as contemplated by section 5.2(c) or as otherwise consented to by the Purchaser, not reorganize, amalgamate or merge it or permit any other Call-Net Entity to reorganize, amalgamate or merge with any other Person;

(xi)	not (1) satisfy or settle any Claims prior to the same being due, except such as have been fully reserved against in the Call-Net Financial Statements or involve the possible payment or receipt of amounts that do not exceed Cdn.$1,000,000 in the aggregate; (2) relinquish any contractual rights except in the ordinary course of business; (3) enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments except in the ordinary course of business and for non-speculative purposes; (4) commence any Claim out of the ordinary course of business or amend or otherwise vary any existing Claim out of the ordinary course of business, (5) enter into any Material Contract that would restrict or otherwise limit or affect the ability of any Call-Net Entity to engage in any activity or to own or deal with any assets or business or to compete with any Person or solicit any Person, (6) enter into any Contract, whether or not in the ordinary course of business and whether on capital or income account, that involves the possible payment of amounts in excess of Cdn.$3,000,000 or receipt of amounts in excess of Cdn.$5 million over the term thereof except in accordance with a budget approved by the Call-Net board of directors prior to the date hereof where a copy of such budget has been delivered to the Purchaser prior to the date hereof or (7) permit any other Call-Net Entity to do any of the foregoing;

(xii)	not, and not permit any of the other Call-Net Entities to, acquire or agree to acquire, or enter into any lease of, assets or properties of any Person, which transaction would require payment of aggregate consideration of more than Cdn. $3,000,000 or be material to the Call-Net Entities, taken as a whole, or to acquire or agree to acquire any Person; and except in accordance with agreements entered into prior to the date hereof, not, and not permit any of the other Call-Net Entities to, sell, lease, transfer, mortgage, hypothecate, or otherwise dispose of any of the assets or properties, real, personal or mixed, movable or immovable, that are material, individually or in the aggregate, to the business, assets, financial condition or results of operations of the Call-Net Entities taken as a whole.

(xiii)	not enter into, other than as contemplated in the Call-Net Disclosure Materials, any non-arm’s length transactions or permit any of the Call-Net Entities to grant to any of their respective directors or officers any increase in compensation (other than routine annual increases in the ordinary course of business consistent with past practice) or, other than Termination Entitlements disclosed in the Call-Net Disclosure Materials, to pay any severance or termination amounts whether or not such compensation, payment or amount is payable in cash, or enter into or modify any employment arrangements or Contract with any such Person (whether with an existing employee or a new employee) or any agreement to pay severance amounts for termination or termination packages (or enter into any commitment for such payment);

(xiv)	use commercially reasonable efforts to maintain for each Call-Net Entity its existing insurance except where replaced by insurance from insurers with at least as favourable credit ratings, where such insurance offers similar coverage, where such insurance is subject to no more onerous deductibles and where such insurance is at a similar cost;

(xv)	take all action necessary pursuant to the Call-Net Shareholder Rights Plan to effect the waiver referred to in Section 3.1(qq), such waiver to become effective on or before the Effective Time;

(xvi)	promptly advise the Purchaser in writing forthwith upon acquiring knowledge of:

(A)	any event occurring subsequent to the date of this Agreement that would render any representation or warranty of Call-Net contained in this Agreement, if made on or as of the date of such event or the Effective Date, untrue, inaccurate or incomplete in any material respect (for any representation or warranty which expressly speaks solely of a specific date, if it would have been untrue, inaccurate or incomplete in respect of such date);

(B)	any event that would reasonably be expected to have a Material Adverse Effect in respect of Call-Net;

(C)	any breach by Call-Net of any covenant or agreement contained in this Agreement; and

(D)	any death, disability, resignation, termination of employment or other departure of any senior officer or senior employee of any of the Call-Net Entities.

(b)	Subject to sections 5.4 and 5.5, Call-Net shall, and shall cause each of the other Call-Net Entities to, perform all obligations required to be performed by them under this Agreement and shall do all such other acts and things as may be reasonably necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing (provided that in no event shall Call-Net thereby be obliged to breach section 9.3), Call-Net shall and, where appropriate, shall cause the other Call-Net Entities to:

(i)	recommend in the Proxy Circular and at the Call-Net Meeting that the Call-Net Shareholders vote in favour of the Arrangement, and Call-Net shall not act or fail to act in any way that would reasonably be expected to discourage Call-Net Shareholders from voting in favour of the Arrangement Resolution or that might encourage Call-Net Shareholders to vote against the Arrangement Resolution,

(ii)	not withdraw its recommendation that Call-Net Shareholders vote in favour of the Arrangement and not delay, adjourn, postpone or cancel the Call-Net Meeting;

(iii)	instruct the Call-Net registrar and transfer agent or depositary to furnish to the Purchaser daily status reports as to the tabulation of forms of proxy in connection with the Call-Net Meeting;

(iv)	together with the Purchaser to the extent it deems appropriate, apply for and use commercially reasonable efforts to obtain all consents and other approvals of third parties, other than the Appropriate Regulatory Approvals (which are governed by Article 4), as may be necessary or desirable for the consummation of the Arrangement (together, the “Third Party Approvals”); provided, however, that, without the Purchaser’s prior written consent, which consent shall not be unreasonably withheld, no Indebtedness shall be repaid out of the ordinary course, and no such agreement evidencing or other arrangement with respect to, Indebtedness shall be amended to increase the amount payable thereunder in a material amount or otherwise to be materially more burdensome to the Call-Net Entities in order to obtain any Third Party Approval;

(v)	together with the Purchaser to the extent it deems appropriate, apply for and use commercially reasonable efforts to obtain the Interim Order and the Final Order;

(vi)	use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting Call-Net’s property or assets, this Agreement or the consummation of the transactions contemplated hereby;

(vii)	to the extent necessary to permit implementation of the Arrangement and as otherwise reasonably required by the Purchaser, use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to the Call-Net Entities, including any cease trade orders of securities regulatory authorities, which may adversely affect the ability of the parties to consummate the transactions contemplated hereby; and

(viii)	if for any reason whatsoever, except by reason of a material breach by the Purchaser of its obligations hereunder, the Arrangement cannot be completed on the basis contemplated by this Agreement, negotiate in good faith with the Purchaser to restructure the transactions contemplated by this Agreement and the Plan of Arrangement on a mutually acceptable basis and with completion of the Arrangement to occur on or before September 30, 2005 and, for greater certainty, if the transactions contemplated by this Agreement and the Plan of Arrangement are so restructured, section 8.2 shall apply to the restructured transactions.

(c)	During the period subsequent to the Call-Net Shareholders approving the Arrangement and prior to any required approval of the Court in relation to the Arrangement being obtained, with effect immediately prior to the Effective Time, Call-Net shall, and shall cause each of the remaining Call-Net Entities to, take such actions as are necessary or desirable to reorganize the capital and assets of the Call-Net Entities as the Purchaser may reasonably require; provided, however, that no such reorganization will be undertaken if (i) it would reduce the fixed per share consideration payable by the Purchaser to the Call-Net Shareholders pursuant to the Arrangement, (ii) the Purchaser has not agreed to pay the actual out-of-pocket costs and expenses (including for filing fees and external counsel and auditors) which may be incurred relating to such restructuring in the event that the Final Order is not obtained or (iii) Call-Net has not been provided with appropriate undertakings to discharge and cancel any security documents executed and delivered by Call-Net Entities in the event that the Final Order is not obtained. In addition and without limiting the generality of the foregoing, subsequent to the Call-Net Shareholders approving the Arrangement and prior to any required approval of the Court in relation to the Arrangement being obtained, with effect immediately prior to the Effective Time, subject to clauses (i), (ii) and (iii) above, Call-Net shall, and shall cause each of the remaining Call-Net Entities to, take such actions as are commercially reasonable and as the Purchaser may reasonably require to facilitate planning for the orderly sale or the orderly integration of the Call-Net Entities and their respective businesses and assets into the Purchaser’s operations.

(d)	The Parties agree that if Call-Net or the Purchaser proposes any amendment to this Agreement or to the Plan of Arrangement, the other will act reasonably in considering such amendment and if the other and, in the case of Call-Net, its security holders, are not prejudiced in any material respect by reason of any such amendment the other will cooperate in a reasonable fashion with Call-Net or the Purchaser, as the case may be, so that such amendment can be effected, subject to applicable Laws and the rights of the Call-Net Shareholders.

5.3 Covenants of Purchaser

          The Purchaser hereby covenants and agrees to perform all obligations required or desirable to be performed by it under this Agreement and to do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, to:

(a)	use all commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(b)	use all commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to the Purchaser which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(c)	effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Purchaser;

(d)	use its reasonable efforts to (i) apply for and carry out the terms of the Interim Order and Final Order applicable to it and (ii) comply promptly with all requirements which applicable Laws may impose on the Purchaser with respect to the transactions contemplated hereby and by the Arrangement;

(e)	if for any reason whatsoever, except by reason of a material breach by Call-Net of its obligations hereunder, the Arrangement cannot be completed on the basis contemplated by this Agreement, negotiate in good faith with Call-Net to restructure the transactions contemplated by this Agreement and the Plan of Arrangement on a mutually acceptable basis and with completion of the Arrangement to occur on or before September 30, 2005 and, for greater certainty, if the transactions contemplated by this Agreement and the Plan of Arrangement are so restructured, section 7.3(d) shall apply to the restructured transactions;

(f)	subject to compliance with applicable Laws, continue to provide Call-Net and its Representatives with information as reasonably requested by them from time to time concerning the business, assets, liabilities and affairs of the Purchaser, and with access (on a basis that does not detract unreasonably from the performance of their business responsibilities) to management and employees of the Purchaser;

(g)	on or after the Effective Time, take all action necessary to cause Call-Net to comply with the terms and provisions of the Termination Entitlements to the extent the same have been disclosed to the Purchaser in writing prior to the date hereof; for greater certainty and without limiting the generality of the foregoing, certain members of Call-Net’s senior management will be paid their full entitlement to such compensation on the implementation of the Arrangement, all as described in the Call-Net Disclosure Letter;

(h)	to the extent necessary to permit implementation of the Arrangement and as otherwise reasonably required by the Purchaser, use all commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to the Rogers Entities, including any cease trade orders of securities regulatory authorities, which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(i)	not split, combine or reclassify the RCI Class B Shares unless an appropriate adjustment is made to the number of RCI Class B Shares to be issued pursuant to the Arrangement;

(j)	promptly advise Call-Net in writing:

(A)	of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of the Purchaser contained in this Agreement, if made on or as of the date of such event or the Effective Date, untrue, inaccurate or incomplete in any material respect (for any representation or warranty which expressly speaks solely of a specific date, if it would have been untrue, inaccurate or incomplete in respect of such date);

(B)	of any event that would reasonably be expected to have a Material Adverse Effect in respect of the Purchaser;

(C)	of any breach by the Purchaser of any covenant or agreement contained in this Agreement;

(k)	not take any action that would interfere with or be inconsistent with the completion of the transaction contemplated by the Agreement;

(l)	subject to Article 4, take, or cause to be taken, all reasonable action and to do, or cause to be done all things reasonably necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement.

5.4 Covenants Regarding Non-Solicitation

(a)	Subject to section 5.5 and applicable Laws, Call-Net shall:

(A)	not, directly or indirectly, through any officer, director, employee, representative or agent of Call-Net or any of the other Call-Net Entities, solicit, initiate or knowingly encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, participate in any discussions or negotiations regarding any Acquisition Proposal, withdraw or modify in a manner adverse to the Purchaser the approval of Call-Net’s board of directors of the transactions contemplated hereby, accept or approve or recommend any Acquisition Proposal or enter into any agreement related to any Acquisition Proposal;

(B)	immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than the Purchaser) with respect to any potential Acquisition Proposal;

(C)	not release or permit the release of any third party from or waive any confidentiality, non-solicitation or standstill agreement to which such third party is a party; and

(D)	immediately cease to provide any other party with access to information concerning the Call-Net Entities (or any of them) and request the return or destruction of all confidential information provided to any third party that has entered into a confidentiality agreement with Call-Net relating to any potential Acquisition Proposal;

provided, however, that, subject to section 5.5 but notwithstanding the preceding part of this section and any other provision of this Agreement, nothing shall prevent the Call-Net board of directors from (x) complying with Call-Net’s disclosure obligations under applicable Law with respect to an unsolicited bona fide written Acquisition Proposal; (y) considering, negotiating or discussing (and providing non-public information in response to) a Superior Proposal or (z) withdrawing or modifying its recommendation that Call-Net shareholders vote in favour of the Arrangement, if the Call-Net board of directors has so determined that an Acquisition Proposal is a Superior Proposal.

(b)	Call-Net represents and warrants that, other than under this Agreement, there is no current Acquisition Proposal that is a Superior Proposal. Call-Net shall immediately notify the Purchaser, at first orally and then (if the Purchaser so requests) in writing, of all Acquisition Proposals, of which Call-Net’s directors or officers become aware, or any amendments to the foregoing, or any request for non-public information relating to any of the Call-Net Entities in connection with an Acquisition Proposal or for access to the properties, books or records of any of the Call-Net Entities by any Person that informs Call-Net that such Person is considering making an Acquisition Proposal. Such notice shall include, to the extent known, a full description of the material terms and conditions of any proposal and provide such details of the proposal, inquiry or contact as the Purchaser may reasonably request including the identity of the Person making such proposal, inquiry or contact. Such notice shall include or be subsequently accompanied by as soon as reasonably practicable after delivery of such notice, inter alia, the written statement of Call-Net’s board of directors regarding the value in financial terms which such board of directors has, in consultation with its financial advisers, determined should be ascribed to any non-cash consideration included in the Acquisition Proposal.

(c)	If Call-Net receives a request for material non-public information from a Person who has made an unsolicited bona fide written Acquisition Proposal and Call-Net is permitted, subject to and as contemplated under subsection (a) of this section, to negotiate the terms of such Acquisition Proposal, then, and only in such case, the Call-Net board of directors may, subject to the execution by such Person of a confidentiality agreement (which, subject to the balance of this clause (c), shall in no respect be more favourable to such Person than the terms of the Purchaser Confidentiality Obligation to the Purchaser), provide such Person with access to information regarding Call-Net and its Subsidiaries; provided, however, that the Person making the Acquisition Proposal shall not be precluded under such confidentiality agreement from making an Acquisition Proposal which is a Superior Proposal and provided further that Call-Net sends a copy of any such confidentiality agreement to the Purchaser promptly upon its execution and the Purchaser is provided with a list of or copies of the information provided to such Person and immediately provided with access to similar information to which such Person was provided.

(d)	Call-Net shall advise all officers, directors, employees and agents of the Call-Net Entities and any financial advisors or other advisors or representatives retained by any of them of the provisions of this section, and it shall be responsible for any breach of this section by its financial advisors or other advisors or representatives agents.

5.5 Notice by Call-Net of Superior Proposal Determination

          Call-Net shall not accept, approve, recommend or enter into any agreement relating to an Acquisition Proposal (other than a confidentiality agreement) on the basis that it would constitute a Superior Proposal unless:

(a)	the Call-Net board of directors shall have determined in good faith that the Acquisition Proposal constitutes a Superior Proposal,

(b)	Call-Net has provided the Purchaser with a copy of the Acquisition Proposal document which the Call-Net board of directors has determined would be a Superior Proposal,

(c)	five Business Days shall have elapsed from the later of the date the Purchaser receives notice of Call-Net’s proposed determination to accept, approve, recommend or enter into any agreement relating to such Acquisition Proposal, and the date the Purchaser received a copy of the Acquisition Proposal and

(d)	Call-Net is not in any material respect (x) in default under this Agreement or (y) in breach of any of its representations or warranties contained herein.

          For greater certainty, Call-Net shall not, without the Purchaser’s approval (not to be unreasonably withheld and delayed), adjourn, delay or cancel the Call-Net Meeting; provided that either Call-Net or the Purchaser may require that the Call-Net Meeting be adjourned or delayed for up to ten Business Days in the event that an Acquisition Proposal which could be a Superior Proposal is publicly announced or submitted to Call-Net.

          During the five Business Day period referred to in (c) above, Call-Net acknowledges that the Purchaser shall have the opportunity, but not the obligation, to offer to amend the terms of this Agreement and the Arrangement. The Call-Net board of directors will review any offer by the Purchaser to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether the Purchaser’s offer to amend the terms of this Agreement upon acceptance by Call-Net would result in the Acquisition Proposal not being a Superior Proposal. If the Call-Net board of directors so determines, Call-Net will enter into an amended agreement with the Purchaser reflecting the Purchaser’s amended proposal. If the Call-Net board of directors continues to believe, in good faith and after consultation with financial advisors and outside counsel, that the Acquisition Proposal is nonetheless a Superior Proposal and therefore rejects the Purchaser’s amended proposal, Call-Net will pay to the Purchaser the break fee payable to the Purchaser under section 8.2 as required thereunder, and Call-Net may approve, recommend, accept or enter into an agreement, understanding or arrangement with respect to the Superior Proposal and Call-Net may proceed with such approvals, consents, filings, of or required by Governmental Entities and such other Persons as Call-Net shall consider appropriate in order to consummate such Superior Proposal.

          Call-Net shall promptly reaffirm its recommendation of the Arrangement by press release: (x) after any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made, or (y) after the Purchaser increases (by written notice to Call-Net), within five Business Days after receiving written notice from Call-Net pursuant to this section, the consideration offered under the Arrangement to match or better the consideration under a Superior Proposal.

          Call-Net also acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of this section.

5.6 Access to Information

          Subject to the remaining subsections of this paragraph and applicable Laws, upon reasonable notice, Call-Net shall (and shall cause each of the other Call-Net Entities to) afford the Purchaser’s officers, employees, counsel, accountants, financiers (and their counsel) and other authorized representatives and advisors (“Representatives”) reasonable access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, Contracts and records as well as to its management personnel, and, during such period, Call-Net shall (and shall cause each of the other Call-Net Entities to) furnish promptly to the Purchaser all information concerning the business, properties and personnel of the Call-Net Entities as the Purchaser may reasonably request to conduct such inspections, audits, interviews, investigations and other enquiries as the Representatives may determine reasonably necessary in connection with the transactions contemplated by this Agreement. The Purchaser acknowledges that certain information provided to it under this paragraph will be non-public and/or proprietary in nature and will be subject to the terms of the Purchaser Confidentiality Obligation. Any access provided pursuant to this paragraph shall be effected in such a manner as will, to the extent reasonable in the circumstances, minimize disruption to the Call-Net Entities.

          Subject to the remaining subsections of this paragraph and applicable Laws, upon reasonable notice, the Purchaser shall permit Call-Net to engage in reasonable due diligence regarding the Purchaser’s representations and warranties contained herein. Call-Net acknowledges that certain information provided to it under this paragraph will be non-public and/or proprietary in nature and will be subject to the terms of the Call-Net Confidentiality Obligation.

5.7 Closing Matters

          Each of the Purchaser and Call-Net shall deliver or cause to be delivered at the closing of the transactions contemplated hereby such customary certificates, resolutions and other closing documents as may be required by the other party hereto, acting reasonably.

5.8 Indemnification

(a)	The Purchaser agrees that all rights to indemnification or exculpation now existing in favour of present or former directors or officers of Call-Net Entities as provided in their Charter Documents or indemnification agreements, copies of which have been made available to the Purchaser prior to the date of the execution of this Agreement, in effect on the date hereof shall survive the Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

(b)	The Purchaser agrees to use its reasonable commercial efforts to secure directors’ and officers’ liability insurance coverage for the current and former directors and officers of the Call-Net Entities on a six year “trailing” (or “run-off”) basis. If a trailing policy is not available at a reasonable cost, then the Purchaser agrees that, for the entire six year period from the Effective Date, the Purchaser shall cause Call-Net to maintain (subject to the same being available on commercially reasonable terms) its current directors’ and officers’ liability insurance policy or equivalent insurance having, in either case, terms and conditions no less advantageous in any material respect to the directors and officers of the Call-Net Entities than those contained in the policy in effect on the date hereof, for all current and former directors of the Call-Net Entities, covering claims made prior to or within six years of the Effective Date. Further, the Purchaser agrees that, after the expiration of the six year period, if there is no material cost in doing so, the Purchaser shall use reasonable commercial efforts to cause such directors and officers to be covered under the Purchaser’s then existing directors’ and officers’ liability insurance policy.

(c)	From and after the Effective Date, the Purchaser shall not do anything to prevent the Call-Net Entities from indemnifying and holding harmless and providing advancement of expenses to, all past and present directors and officers of the Call-Net Entities to the extent such persons are lawfully entitled to indemnity from the

Call-Net Entities or have the right to advancement of expenses as of the date of this Agreement by the Call-Net Entities pursuant to the Call-Net Entities’ by-laws and indemnity agreements in existence immediately prior to the Effective Date (including acts or omissions occurring in connection with the approval of this Agreement and consummation of the transactions contemplated hereby). The Purchaser will not (unless it assumes such obligations and gives written notice to the beneficiaries thereof to the extent it has their addresses) liquidate Call-Net if the same would prejudice the satisfaction of the indemnity obligations referred to herein or otherwise take any other action to materially adversely affect satisfaction of the indemnity obligations referred to herein.

(d)	The provisions of this section are intended to be for the benefit of, and shall be enforceable by, each present or former director or officer of the Call-Net Entities and their respective estates, heirs, legal representatives and assigns (collectively, the “Beneficiaries”) and the Purchaser acknowledges that Call-Net accepts the Purchaser’s covenants under this section as trustee for and on behalf of each of such Beneficiaries.

5.9 Actions to Satisfy Conditions

          Each party agrees to take all such actions as are within its power to control, and to use all commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to be able to comply with any conditions set forth in Article 6 which are for the benefit of any other party, provided that in fulfilment of the foregoing covenant, the Purchaser shall not be required to make any payments (except for filing and other prescribed fees) or divest or otherwise deal with any assets owned or controlled by it, nor shall the Purchaser be required to accept any condition that would result in the Call-Net Entities or the Rogers Entities, following the implementation of the Arrangement, being in a materially worse position that such Call-Net Entities or Rogers Entities as of the date hereof.

5.10 Special Provisions Regarding Call-Net Options and Call-Net PUs

          The Purchaser acknowledges and agrees that, as regards vested Call-Net Options and Call-Net PUs:

(a)	it shall agree with Call-Net to tendering arrangements in order to facilitate the conditional exercise of the Call-Net Options and Call-Net PUs and tender of the Shares to be issued as a result of such conditional exercise (including providing for the ability of holders of Call-Net Options and Call-Net PUs to tender their Call-Net Options and Call-Net PUs or to tender Call-Net Shares on the basis of guaranteed deliveries); and

(b)	(i) holders of Call-Net Options and Call-Net PUs will be permitted to tender Call-Net Shares issuable thereunder into the Arrangement and for such purpose to exercise their Call-Net Options and Call-Net PUs, conditional upon the Arrangement becoming effective, which Call-Net Options and Call-Net PUs shall be deemed to have been exercised concurrently with the Arrangement becoming effective and (ii) all Call-Net Shares that are to be issued pursuant to any such conditional exercise shall be accepted as validly subject to the Arrangement, provided that the holders of such Call-Net Options and Call-Net PUs indicate that the Call-Net Shares are tendered under the Arrangement.

          The Purchaser acknowledges and agrees that, as regards Call-Net Options and Call-Net PUs that are not vested as of the Effective Date, they shall remain non-vested but they shall be dealt with as described in the Plan of Arrangement

ARTICLE 6
CONDITIONS

6.1 Mutual Conditions Precedent

          The respective obligations of each party to complete the transactions contemplated by this Agreement shall be subject to the satisfaction, at or before the Effective Time, of the following conditions precedent and the parties shall cause such conditions to be fulfilled insofar as they relate to matters within their respective control:

(a)	Interim Order - The Interim Order shall have been obtained in form and substance satisfactory to each of the parties, acting reasonably;

(b)	Approval of Arrangement Resolution - The Arrangement Resolution shall have been approved by Call-Net Shareholders at the Call-Net Meeting in accordance with the requirements of the Interim Order;

(c)	Final Order – The Final Order shall have been obtained in form and substance satisfactory to the parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(d)	Other Governmental Approvals, etc. - All other consents, orders, authorizations, approvals and waivers of or from Governmental Entities, including Appropriate Regulatory Approvals and judicial approvals and orders, required for the completion of the transactions contemplated under this Agreement or under the Plan of Arrangement (excluding non-material municipal consents, orders, authorizations, approvals and waivers) shall have been obtained or received from applicable Governmental Entities having jurisdiction in the circumstances, and all other applicable regulatory requirements and conditions shall have been complied with and, for purposes hereof, Schedule 6.1(d) – Other Government Approvals lists all such other consents, orders, authorizations, approvals and waivers known to be required as of the date hereof, it being agreed that all filing fees and other out-of–pocket expenses relevant to obtaining such consents, orders, authorizations, approvals and waivers shall be shared equally between the Purchaser and Call-Net;

(e)	Legal Prohibition - There shall not exist any prohibition under applicable Law against the completion of the Arrangement;

(f)	Governmental Orders, Decrees, etc. - There shall not be in force any order or decree restraining or enjoining or materially modifying or imposing material conditions on the consummation of the transaction contemplated under this Agreement or under the Plan of Arrangement and there shall be no proceeding, whether of a judicial or administrative nature or otherwise brought by a Governmental Entity that relates to or results from the transactions contemplated under this Agreement that would, if successful, result in an order or ruling that would preclude completion of, or materially modify or impose material conditions on, the transaction contemplated under this Agreement or under the Plan of Arrangement in accordance with the terms and conditions hereof or thereof or would otherwise be inconsistent with any approvals which have been obtained;

(g)	Termination - This Agreement shall not have been terminated pursuant to Article 7.

6.2 Additional Conditions Precedent to the Obligations of the Purchaser

          The obligation of the Purchaser to complete the transactions contemplated by this Agreement is also subject to the satisfaction, on or before the Effective Time, of the following conditions precedent (each of which is for the Purchaser’s exclusive benefit and may be waived by the Purchaser and any one or more of which, if not satisfied or waived, will relieve the Purchaser of any obligation under this Agreement):

(a)	Acts, Undertakings, etc. -Each of the acts, undertakings, covenants, obligations and agreements of Call-Net to be performed at or before the Effective Time pursuant to the terms of this Agreement or under agreements contemplated hereby shall have been duly performed by it in all material respects and the Purchaser shall have received a certificate of a senior officer of Call-Net acceptable to the Purchaser acting reasonably to that effect, dated as of the Effective Date;

(b)	Truth and Accuracy of Representations of Call-Net at the Effective Time - All of the representations and warranties of Call-Net made in or under this Agreement, other than the representation and warranty set forth in Section 3.1(ss), shall be true and correct (for representations or warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as at the Effective Time and with the same effect as if made at and as of the Effective Time (except to the extent such representations and warranties speak solely of an earlier date, in which event such representations and warranties shall have been true and correct as of such earlier date, and except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement) and the Purchaser shall have received a certificate of a senior officer of Call-Net acceptable to the Purchaser acting reasonably to that effect, dated as of the Effective Date;

(c)	Receipt of Arrangement Documentation, etc. - All actions and proceedings taken at or prior to the Effective Time in connection with the performance by Call-Net of its obligations under this Agreement shall be satisfactory to the Purchaser and Purchaser’s Counsel, acting reasonably, and the Purchaser shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated under this Agreement and the taking of all corporate proceedings in connection with those transactions, in form and substance satisfactory to the Purchaser and Purchaser’s Counsel, acting reasonably.

(d)	Consents to Assignment - All consents, authorizations, waivers, orders, licenses and approvals from or notifications to any Persons required under the terms of any of the Contracts (excluding the Sprint Agreement), Leases or licences with respect to the acquisition of control of Call-Net by the Purchaser, or otherwise required in connection with the consummation of the transactions contemplated under this Agreement in form and substance satisfactory to the Purchaser, acting reasonably, shall have been duly obtained or given, as the case may be, at or before the Effective Time, except for any the failure to obtain or provide which would not reasonably be expected to have a Material Adverse Effect.

(e)	No Material Adverse Effect - There shall have been no event that would reasonably be expected to have a Material Adverse Effect upon the Call-Net Entities taken together.

(f)	Actions by Directors - The Call-Net board of directors shall (i) have made, and shall not have modified or amended in a manner adverse to the Purchaser, an affirmative recommendation that the Call-Net Shareholders approve the Arrangement and (ii) have adopted all necessary resolutions, and all other necessary actions shall have been taken by each of the Call-Net Entities, to permit the consummation of the Arrangement.

(g)	Dissent Rights - The holders of not more than 10% of the Call-Net Shares shall have given notice of their exercise of the Dissent Rights.

(h)	Threatened Civil or Criminal Proceedings

(i)	No adverse Claim (whether, for greater certainty, by a Governmental Entity or any other Person or Persons) shall be commenced or be pending or threatened and no Law shall have been proposed, enacted, promulgated or applied, in either case, (A) to cease trade, enjoin, prohibit or impose material conditions on the Arrangement or the transactions contemplated therein or herein, (B) to cease trade, enjoin, prohibit or impose material conditions on the right of the Purchaser to own or exercise full rights of ownership of the securities of Call-Net upon completion of the Arrangement, (C) to prohibit or restrict the completion of the Arrangement in accordance with the terms hereof or otherwise relating to the Arrangement or (D) which would reasonably be expected to have a Material Adverse Effect applicable to the Call-Net Entities.

(ii)	No criminal or quasi-criminal charges (or the equivalent) shall have been laid, no investigation shall be pending and no proceedings shall have been commenced or threatened by any Governmental Entity (including the Canada Revenue Agency, any provincial taxing authority, the United States Internal Revenue Service or any taxing authority in any jurisdiction, including any sales tax authority) against any Call-Net Entity or any current director, officer or employee of any Call-Net Entity alleging a violation of any Law which may directly or indirectly relate to or impact upon any Call-Net Entity, and no information shall have become known to the Purchaser relating to any actual or alleged violation of any Law by any Call-Net Entity or any current or former director, officer or employee of any Call-Net Entity, which would make it, in the judgment of the Purchaser, acting reasonably, inadvisable to proceed with or complete the Arrangement.

          The Purchaser may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by the Purchaser with its obligations under this Agreement if the condition precedent would have been satisfied but for a default by the Purchaser in complying with its obligations hereunder.

6.3 Additional Conditions Precedent to the Obligations of Call-Net

          The obligation of Call-Net to complete the transactions contemplated by this Agreement is also subject to the satisfaction, at or before the Effective Time, of the following conditions precedent (each of which is for Call-Net’s exclusive benefit and may be waived by Call-Net and any one or more of which, if not satisfied or waived, will relieve Call-Net of any obligation under this Agreement):

(a)	Acts, Undertakings, etc. - Each of the acts, undertakings, covenants, obligations and agreements of the Purchaser to be performed at or before the Effective Time pursuant to the terms of this Agreement or under agreements contemplated hereby shall have been duly performed by it in all material respects and Call-Net shall have received a certificate of a senior officer of the Purchaser acceptable to Call-Net acting reasonably to that effect, dated as of the Effective Date.

(b)	Truth and Accuracy of Representations of the Purchaser at Effective Time – All of the representations and warranties of the Purchaser made in or under this Agreement, including the representations and warranties made by the Purchaser and set forth in section 3.2, shall be true and correct (for representations or warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as at the Effective Time and with the same effect as if made at and as of the Effective Time (except to the extent such representations and warranties speak solely of an earlier date, in which event such representations and warranties shall have been true and correct as of such earlier date, and except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement) and Call-Net shall have received a certificate from a senior officer of the Purchaser acceptable to Call-Net acting reasonably to that effect, dated as of the Effective Date.

(c)	Receipt of Arrangement Documentation, etc. - All actions and proceedings taken at or prior to the Effective Time in connection with the performance by the Purchaser of its obligations under this Agreement shall be satisfactory to Call-Net and Call-Net’s Counsel, acting reasonably, and Call-Net shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated under this Agreement and the taking of all corporate proceedings in connection with those transactions, in form and substance satisfactory to Call-Net and Call-Net’s Counsel, acting reasonably.

(d)	Absence of Material Adverse Effect – There shall have been no event that would reasonably be expected to have a Material Adverse Effect upon the Purchaser, which makes it, in the judgment of Call-Net, acting reasonably, inadvisable to proceed with or complete the Arrangement or which is reasonably expected to prevent, impair or make impracticable completion of the Arrangement.

(e)	Threatened Civil or Criminal Proceedings – No adverse Claim (whether, for greater certainty, by a Governmental Entity or any other Person or Persons) shall be commenced or be pending or threatened and no Law shall have been proposed, enacted, promulgated or applied, in either case, (A) to cease trade, enjoin, prohibit or impose material conditions on the Arrangement or the transactions contemplated therein or herein, (B) to prohibit or restrict the completion of the Arrangement in accordance with the terms hereof or otherwise relating to the Arrangement or (C) which would reasonable be expected to have a Material Adverse Effect on the Purchaser considered on a consolidated basis.

          Call-Net may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by Call-Net with its obligations under this Agreement if the condition precedent would have been satisfied but for a default by Call-Net in complying with its obligations hereunder.

6.4 Notice and Cure Provisions

          The Purchaser and Call-Net will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would reasonably be expected to:

(a)	cause any of the representations or warranties of the other contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the other hereunder at or prior to the Effective Time.

          Neither the Purchaser nor Call-Net may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in sections 6.1, 6.2 and 6.3, or exercise any termination right arising therefrom, unless forthwith and in any event prior to the filing of the Articles of Arrangement for acceptance by the Director, the Purchaser or Call-Net, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Purchaser or Call-Net, as the case may be, is asserting as the basis for the non-fulfilment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that the Purchaser or Call-Net, as the case may be, is proceeding diligently to cure such matter, if such matter is capable of being cured, the other may not terminate this Agreement until the expiration of a period of 30 days from such notice (and then only if such breach remains uncured), unless the breach or matter relates to non-compliance by Call-Net of its obligations under section 5.4 or 5.5 (in respect of which no cure period shall be available to Call-Net) or section 5.6 (in respect of which the cure period shall be five Business Days). If such notice has been delivered prior to the date of the Call-Net Meeting, such meeting shall be postponed until the expiry of such period. If such notice has been delivered prior to the making of the application for the Final Order or the filing of the Articles of Arrangement with the Director, such application and such filing shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein (in the case of Call-Net, provided further that such matter is so cured without a Material Adverse Effect), this Agreement may not be terminated as a result of the cured breach.

6.5 Satisfaction of Conditions

          The conditions set out in this Article shall be conclusively deemed to have been satisfied, waived or released on the filing with the Director of a certified copy of the Final Order and of the Articles of Arrangement required to give effect to the Arrangement under section 192 of the CBCA.

ARTICLE 7
AMENDMENT AND TERMINATION

7.1 Amendment

          This Agreement or the Plan of Arrangement may, at any time and from time to time before and after the holding of the Call-Net Meeting, but not later than the Effective Time, be amended by mutual written agreement of the parties. Without limiting the generality of the foregoing, any such amendment may:

(a)	change the time for the performance of any of the obligations or acts of the parties,

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants contained herein or waive or modify the performance of any of the obligations of the parties; and

(d)	waive compliance with and modify any conditions precedent herein contained;

provided that, notwithstanding the foregoing, the terms of this Agreement and the Plan of Arrangement shall not be amended in a manner materially prejudicial to the holders of securities of Call-Net without the approval of the holders of such securities given in the same manner as required by law for the approval of the Arrangement or as may be contemplated in the Arrangement Resolution or as may be ordered by the Court.

7.2 Mutual Understanding Regarding Amendments

          The parties agree that if the Purchaser or Call-Net, as the case may be, proposes any amendment or amendments to this Agreement or to the Plan of Arrangement, the other will act reasonably in considering such amendment and if the other and its shareholders are not prejudiced by reason of any such amendment the other will co-operate in a reasonable fashion with the Purchaser or Call-Net, as the case may be, so that such amendment can be effected subject to applicable Laws and the rights of the holders of securities of Call-Net.

7.3 Rights of Termination

(a)	Subject always to section 6.4 and the final paragraph of section 6.2, if any condition contained in section 6.1 or 6.2 is not satisfied at or before the Effective Time to the satisfaction of the Purchaser, then the Purchaser may, when not in default in any material respect in the performance of its obligations under this Agreement where such default has given rise to such condition not being satisfied, by notice to Call-Net terminate this Agreement and the obligations of the parties hereunder except as otherwise herein provided.

(b)	Subject always to section 6.4, if any condition contained in section 6.1 or 6.3 is not satisfied at or before the Effective Time to the satisfaction of Call-Net, then Call-Net may, when not in default in any material respect in the performance of its obligations under this Agreement where such default has given rise to such condition not being satisfied, by notice to the Purchaser terminate this Agreement and the obligations of the parties hereunder except as otherwise herein provided.

(c)	This Agreement may, at any time before or after the holding of the Call-Net Meeting but not later than the Effective Time:

(i)	be terminated by the mutual agreement of Call-Net and the Purchaser (without further action on the part of the Call-Net Shareholders if terminated after the holding of the Call-Net Meeting);

(ii)	be terminated by Call-Net by notice to the Purchaser, upon any determination by Call-Net’s board of directors that an Acquisition Proposal constitutes a Superior Proposal, subject to compliance with section 5.5 and the payment by Call-Net of the moneys payable to the Purchaser under section 8.2;

(iii)	be terminated by the Purchaser by notice to Call-Net upon the occurrence of any of the events referenced in subparagraph (a) of section 8.2;

(iv)	be terminated by the Purchaser or by Call-Net by notice to the other upon the failure of the Call-Net Shareholders to approve the Arrangement Resolution at the Call-Net Meeting; or

(v)	subject to section 7.2, be terminated by either Call-Net or the Purchaser if there shall be passed any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited.

(d)	If the Effective Date does not occur on or prior to September 30, 2005, then this Agreement shall terminate, provided that Call-Net and the Purchaser may mutually agree to extend such date and provided further that, if the parties hereto would be in a position to complete the Arrangement on September 30, 2005 except that the condition precedent in section 6.1(d) shall not have been fulfilled or waived, the date shall be automatically extended to up to October 31, 2005.

(e)	If this Agreement is terminated in accordance with the foregoing provisions of this section, no party shall have any further liability to perform its obligations hereunder except as otherwise expressly contemplated hereby, and provided that, neither the termination of this Agreement nor anything contained in this section, shall relieve any party from any liability for any wilful and material breach by it of this Agreement.

ARTICLE 8
FEES, EXPENSES AND OTHER AMOUNTS PAYABLE

8.1 Fees and Expenses

          Except as otherwise provided in this Article, each of the Purchaser and Call-Net shall be responsible for and bear all of its own fees, costs and expenses (including the fees and disbursements of counsel, financial advisors, accountants, actuaries, consultants and brokers, expenses of its advisors, agents and other representatives) incurred at any time in connection with pursuing or consummating this Agreement, the Plan of Arrangement and the transactions contemplated hereby. The provisions of this section shall survive the termination of this Agreement.

8.2 Break Fee

          If:

(a)	the Call-Net board of directors shall have withdrawn or modified in a manner adverse to the Purchaser its approval or recommendation of the Arrangement and makes a public announcement to that effect;

(b)	the Call-Net board of directors recommends any Superior Proposal and makes a public announcement to that effect; or

(c)	the Call-Net board of directors fails to reaffirm its recommendation of the Arrangement by press release as required by section 5.5.

provided in each case, the Purchaser is not in default in the performance of its material obligations under this Agreement, then Call-Net shall pay to the Purchaser Cdn.$10 million in immediately available funds to an account designated by the Purchaser. Such payment of the Termination Fee shall be due at 11:00 a.m. on the first Business Day following the date of the happening of the relevant event.

          The provisions of this section shall survive termination of this Agreement.

8.3 Effect of Payment

          For greater certainty, the parties hereto agree that, if Call-Net pays to the Purchaser all amounts required by section 8.2 as a result of the occurrence of any of the events referenced in such section, the Purchaser shall have no other remedy for any breach of this Agreement by Call-Net.

8.4 Additional Fee Obligation

          If this Agreement has been terminated without any payment of the Termination Fee and in circumstances where (i) the Purchaser is not in breach of any of its representations, warranties, covenants or other agreements herein in any material respect and (ii) all approvals required under the Competition Act (Canada) to effect closing hereunder have been obtained prior to the termination and, within four months thereafter, an Acquisition Proposal is consummated which has a value per Call-Net Share greater than the per Call-Net Share value attributable thereto under the transactions contemplated by this Agreement, Call-Net shall forthwith pay to the Purchaser an amount equal to the Termination Fee.

ARTICLE 9
GENERAL

9.1 Notices

          All notices which may or are required to be given pursuant to any provisions of this Agreement shall be given or made in writing as follows

(a)	in the case of the Purchaser:

Rogers Communications Inc.
333 Bloor Street East
Toronto, Ontario M4W 1G9

Attention: David Miller
Facsimile No.: 416 935 3548

With a copy addressed as aforesaid to the attention of David Miller

And with copies (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP
Suite 4200
Toronto Dominion Bank Tower
Toronto Dominion Centre
Toronto, Ontario
M5K 1N6

Attention: J.A. Levin and Richard Steinberg
Facsimile No.: (416) 364-7813

in the case of Call-Net:

Call-Net Enterprises Inc.
2235 Sheppard Avenue East
Atria II – suite 600
Toronto, Ont.
M2J 5G1

Attention: Roy T. Graydon
Facsimile No.: 416 718 6460

with a copy (which shall not constitute notice) to:

Goodmans LLP
Suite 2400
250 Yonge St.
Toronto, Ont.
M5B 2M6

Attention. Dale Lastman and Sheldon Freeman
Facsimile No : 416 979 1234

The parties may change their respective addresses for notices by notice given in the manner set out in this section. Any such notice or other communication shall be in writing and, unless delivered personally to the addressee, or to a responsible officer of the addressee, as applicable, shall be given by facsimile and shall be deemed to have been given when: (i) in the case of a notice delivered personally to the addressee, or to a responsible officer of the addressee, as applicable, when so delivered; and (ii) in the case of a notice delivered or given by facsimile, on the first Business Day following the day on which it is sent.

9.2 Assignment

          No party may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other party.

9.3 Fiduciary Duties of Directors

          No provision of this Agreement shall require Call-Net to cause any of its directors to take any action, or refrain from taking any action, that is required by such individual to fulfill his/her fiduciary legal obligations as a director of Call-Net, nor, so long as Call-Net has not breached section 2.1, 5.2, 5.4, 5.5 or 8.2 of this Agreement, shall any provision of this Agreement prevent the Call-Net board of directors from considering, negotiating, approving, recommending to holders of Call-Net Shares or entering into an agreement in respect of a Superior Proposal or from approving or recommending such Superior Proposal. For greater certainty, a modification, change or withdrawal by the Call-Net board of directors of its recommendation of the Arrangement after the date hereof in the proper exercise of such fiduciary duty shall not result in the representations in Section 3.1 of this Agreement being considered to be untrue or incorrect. The foregoing shall not be interpreted to diminish, limit, restrict or otherwise affect in any way any covenant or agreement of Call-Net under this Agreement or be construed as a forgiveness or waiver of any breach.

9.4 Binding Effect

          This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the parties and their respective successors and permitted assigns.

9.5 Waiver and Modification

          Either party hereto may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to it hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants herein contained for its benefit or waive or consent to the modification of any of the obligations of the other party hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting such waiver or consent.

9.6 Counterparts

          This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

9.7 Public Disclosure

          Any public or other announcement with respect to the Arrangement, except as may be required by applicable Law, will be made only upon the mutual agreement of Call-Net and the Purchaser, provided, however, that in the event of a request by any regulatory body for disclosure by any party or in the event of a legal requirement to make disclosure, the party making such disclosure shall consult with the other party prior to making any statement or press release and each parry shall use all commercially reasonable efforts, acting in good faith, to agree upon the text for such statement or press release. If a party is subject to a legal requirement to make disclosure, that party shall have the final determination as to the timing and content of such disclosure but shall make only such disclosure as it, acting reasonably, believes to be necessary to comply with the legal requirement or as is otherwise agreed to by each of the parties. Information respecting this Agreement, the Arrangement and any of the transactions contemplated hereby or thereby, including any subsequent negotiations and procedures relating thereto, shall otherwise be kept in the strictest of confidence by Call-Net and the Purchaser and their respective authorized representatives.

9.8 Time of Essence

          Time is of the essence of this Agreement.

9.9 Further Assurances

          Each party hereto shall, from time to time, and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required hi order to fully perform and carry out the terms and intent hereof.

9.10 Invalidity of Provisions

          If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or equity, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

          IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date hereinbefore written.

ROGERS COMMUNICATIONS INC.

By:	“David Miller”

By:	“Bruce Day”

CALL-NET ENTERPRISES INC.

By:	“Bill Linton”

By:	“Roy Graydon”

Schedule 1.1 - Appropriate Regulatory Approvals

1.	Compliance with Part IX of the Competition Act (Canada) for the transactions contemplated by the Agreement, and, subject to section 4.2 of the Agreement, receipt of either an advance ruling certificate or a no-action letter in respect of such transactions.

2.	Subject to compliance with the Hart-Scott-Rodino Antitrust Improvement Act of 1976 and of laws, rules and regulations analogous to the HSR Act existing in non-U.S. jurisdictions, for the transactions contemplated by the Agreement.

3.	Compliance with any applicable requirements of Exon-Florio Statute, Sec. 721 of Title VII of the Defense Production Act of 1950, as amended (50 U.S.C. App. 2170).

4. Compliance with any applicable requirement of the Federal Communication Commission

SCHEDULE 1.1

PLAN OF
ARRANGEMENT UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT
ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

          In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Arrangement” means an arrangement under the provisions of Section 192 of the CBCA on the terms and conditions set forth in this Plan of Arrangement, subject to any amendment or modification thereto made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement, or made at the direction of the Court in the Final Order;

“Arrangement Agreement” means the arrangement agreement made as of the 11th day of May, 2005 between RCI and Call-Net, as same may be amended from time to time;

“Business Day” means any day, other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Ontario are not open for business during normal banking hours;

“Call-Net” means Call-Net Inc., a corporation incorporated under the CBCA;

“Call-Net Acquisition Company” means a Subsidiary of RCI to be identified by RCI as the acquiror of Call-Net Shares that are held by Non-Taxable Holders;

“Call-Net Options” means the Call-Net share purchase options granted under Call-Net’s Stock Incentive Option Plan and being outstanding and unexercised immediately prior to the Effective Time;

“Call-Net Preferred Shares” means the non-voting non-dividend bearing redeemable preferred shares in the capital of Call-Net entitling the holders thereof to elect two directors of Call-Net;

“Call-Net PUs” means the restricted stock units granted under Call-Net’s Restricted Stock Unit Plan and deferred stock units granted under Call-Net’s Deferred Share Unit Plan, in each case to the extent outstanding on the date hereof;

“Call-Net Restricted Stock Unit Plan” means the shareholder rights plan agreement dated as of May 7, 2004 between Call-Net and CIBC Mellon Trust Company, as it may be amended from time to time;

“Call-Net Rights Plan” means the shareholder rights plan agreement dated as of May 7, 2004 between Call-Net and CIBC Mellon Trust Company, as it may be amended from time to time;

“Call-Net Shareholders” means the holders of Call-Net Shares;

“Call-Net Shares” means the Class B Non-Voting Shares and Common Shares;

“Call-Net Stock Option Plan” means Call-Net’s Stock Option Plan, as amended and restated;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, and, except where otherwise expressly provided, any amendments thereto;

“Claim” means any claim, demand, action, suit, litigation, charge, prosecution or other proceeding;

“Class B Non-Voting Shares” means the Class B Non-Voting Shares in the capital of Call-Net, which shares are not entitled to vote at any meeting of shareholders of Call-Net except for votes affecting the Class B Non-Voting Shares and which shares are convertible, at the option of the holder thereof, at any time into Common Shares on a share-for-share basis in specified circumstances as more particularly set forth in the articles of Call-Net;

“Common Shares” means common shares in the capital of Call-Net, which shares are entitled to one vote for each share held at any meeting of the shareholders of Call-Net and which shares are convertible, at the option of the holder thereof, at any time into Class B Non-Voting Shares on a share-for-share basis;

“Court” means the Superior Court of Ontario;

“Depositary” means CIBC Mellon Trust Company at its principal office in Toronto;

“Director” means the Director appointed under Section 260 of the CBCA;

“Dissent Procedures” has the meaning ascribed thereto in Section 3.1;

“Effective Date” means the date on which this Plan of Arrangement becomes effective as established by the date of issue shown on the Certificate of Arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“Final Order” means the final order of the Court approving the Arrangement following the application therefor contemplated by the Arrangement Agreement, as such order may be amended or modified by the highest court to which appeal may be applied for;

“Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (ii) any subdivision, agent, commission, board, or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means the interim order of the Court made in connection with the approval of the Arrangement following the application therefor contemplated by the Arrangement Agreement;

“Laws” means all laws, statutes, codes, ordinances, decrees, rules, standards, orders-in-council, regulations, by laws, statutory rules, principles of law, published policies and guidelines (whether or not having the force of law), judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body, or self-regulatory authority (including stock exchanges or markets);

“Letter of Transmittal” means the letter of transmittal to be forwarded by Call-Net to Call-Net Shareholders together with the Proxy Circular or such other equivalent form of letter of transmittal acceptable to RCI acting reasonably;

“Meeting” means the special meeting of the Call-Net Shareholders (including any adjournment or postponement thereof) to be held to, among other things, consider and, if deemed advisable, approve the Arrangement by way of special resolution (as defined in the CBCA);

“Non-Taxable Holder” means a Shareholder who confirms in the Letter of Transmittal that such Shareholder is:

(1)	a non-resident of Canada for purposes of the Income Tax Act (Canada) for whom the Call-Net Shares do not represent taxable Canadian property (as defined in the Income Tax Act (Canada)) or, if they do represent taxable Canadian property, for whom any gain realized on the disposition of such Call-Net Shares is exempt from tax in Canada under the terms of an applicable income tax treaty or convention, or

(2)	an entity which is exempt from tax under Part I of the Income Tax Act (Canada), including without limitation, a registered pension plan, registered retirement savings plan, registered retirement income fund, deferred profit sharing plan and registered education savings plan;

“Person” includes any individual, firm, partnership, limited liability company, unlimited liability company, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Proxy Circular” means the management proxy circular of Call-Net dated <*>, 2005 sent to Call-Net Shareholders in connection with the Meeting, including the schedules and appendices thereto and all amendments from time to time made thereto;

“RCI” means Rogers Communications Inc., a subsisting corporation under the laws of British Columbia; and

“RCI Class B Shares” means Class B Non-Voting shares in the capital of RCI.

1.2 Number and Gender

          In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa, and words importing any gender include all genders.

1.3 Interpretation Not Affected by Headings, etc.

          The division of this Plan of Arrangement into Articles, Sections, Subsections and other parts and the insertion of headings are for convenience only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.4 Date For Any Action

          In the event that any date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required to be taken on or by the next succeeding day which is a Business Day.

1.5 Time

          All times expressed herein or in any Letters of Transmittal are local time (Toronto, Ontario) unless otherwise stipulated herein or therein.

1.6 Currency

          All references to currency in this Plan of Arrangement are to Canadian dollars, being lawful money of the Canada.

1.7 Statutory References

          Unless otherwise expressly provided herein, any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations.

ARTICLE 2
THE ARRANGEMENT

2.1 Binding Effect

          This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on:

(a)	Call-Net;

(b)	the Call-Net Shareholders;

(c)	the holders of all rights issued under the Call-Net Rights Plan;

(d)	the holders of the Call-Net Preferred Shares;

(e)	the holders of Call-Net Options; and

(f)	the holders of Call-Net PUs.

2.2 Arrangement

          At the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)	the Call-Net Rights Plan shall be deemed to have been terminated (and all rights issued thereunder shall expire) immediately prior to the Effective Time and shall be of no further force or effect and each Call-Net Share (other than Call-Net Shares in respect of which the Call-Net Shareholder has validly exercised his right of dissent) shall be directly transferred and assigned by the Non-Taxable Holders to Call-Net Acquisition Company and by the other Call-Net Shareholders to RCI in consideration for RCI Class B Shares on the basis of a ratio of one RCI Class B Share for every 4.25 Call-Net Shares;

(b)	each Call-Net Share in respect of which the Call-Net Shareholder has validly exercised his right of dissent shall be directly transferred and assigned by such Call-Net Shareholders to Call-Net in accordance with Article 3;

(c)	unless RCI otherwise notifies the Secretary of Call-Net in writing prior to the Effective Date, each Call-Net Preferred Share shall be deemed to be redeemed by Call-Net for $1.00, being the redemption price therefor;

(d)	with respect to each Call-Net Share transferred and assigned in accordance with Subsection 2.2(a) or Subsection 2.2(b):

(i)	the registered holder thereof shall cease to be the registered holder of such Call-Net Share and the name of such registered holder shall be removed from the register of Call-Net Shareholders as of the Effective Time;

(ii)	the certificate representing such Call-Net Share shall be deemed to have been cancelled as of the Effective Time; and

(iii)	the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Call-Net Share in accordance with Subsection 2.2(a) or Subsection 2.2(b), as applicable;

(e)	with respect to each Call-Net Preferred Share redeemed in accordance with Subsection 2.2(a):

(i)	the registered holder thereof shall cease to be the registered holder of such Call-Net Preferred Share and the name of such registered holder shall be removed from the register of holders of Call-Net Preferred Shares as of the Effective Time;

(ii)	the certificate representing each Call-Net Preferred Share shall be deemed to have been cancelled as of the Effective Time; and

(iii)	the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to effect the redemption thereof;

(f)	with respect to any Call-Net Options outstanding and unexercised immediately prior to the Effective Date (whether or not then vested), each holder thereof shall receive, as of the Effective Date, options to acquire RCI Class B Shares under RCI’s stock option plan (“RCI Options”) in replacement for and in lieu of such Call-Net Options on the basis that (A) such RCI Options will be exercisable to acquire a like number of RCI Class B Shares as each holder of Call-Net Options would have acquired if all such Call-Net Options held by each such holder were fully vested and if each such holder had exercised such Call-Net Options immediately prior to the Effective Date and had received Call-Net Shares that had been subject to Subsection 2.2(a), (B) the vesting for such RCI Options will be identical to the vesting applicable to such Call-Net Options, (C) the expiry date for such RCI Options shall be identical to the original expiry date for such Call-Net Options and (D) the aggregate exercise price for such RCI Options shall be equal to the aggregate exercise price of the Call-Net Options replaced by such RCI Options, such calculation to be applied separately to each grant of Call-Net Options (attached as Exhibit A is an example of the calculation of the exercise price per RCI Class B Share); provided that, if the foregoing calculation results in a holder receiving options exercisable for a fraction of an RCI Non-Voting Share, the number of RCI Options received on the exchange shall be rounded down to the next whole RCI Option and the total exercise price for the RCI Options will be reduced by the exercise price of the fractional RCI Non-Voting Share. Notwithstanding the foregoing, the holder of a Call-Net Option may, at his or her sole option and at any time, before the Effective Time, notify RCI in writing that he or she wishes to increase the exercise price per RCI Non-Voting Share for his or her RCI Options, in the event that the value of such RCI Options immediately after the Effective Time exceeds the value of the Call-Net Options immediately before the Effective Time, to the amount necessary to make the value of such RCI Options immediately after the Effective Time equal to the value of such Call-Net Options immediately before the Effective Time and, in the event such notice is given, the exercise price under the RCI Options shall be deemed to be equal to such amount;

(g)	with respect to any Call-Net PUs outstanding and unexercised immediately prior to the Effective Date (whether or not then vested), in no event shall they represent any entitlement to receive or otherwise acquire Call-Net Shares or to acquire RCI Class B Shares, but otherwise the rights of a holder thereof shall be unaffected and each such holder shall be paid on the Effective Date the amount to which such holder is entitled in respect of such holder’s Call-Net PUs.

provided that none of the foregoing shall occur or shall be deemed to occur unless all of the foregoing occur.

ARTICLE 3
RIGHTS OF DISSENT

3.1 Rights of Dissent

          Registered Call-Net Shareholders may exercise rights of dissent with respect to their Call-Net Shares pursuant to and in the manner set forth in Section 190 of the CBCA in connection with the Arrangement, provided that, notwithstanding Subsection 190(5) of the CBCA, the written objection to the special resolution approving the Arrangement referred to in Subsection 190(5) of the CBCA must be received by Call-Net not later than 5:00 p.m. on the second Business Day preceding the Meeting, and as the same may be further modified by the Interim Order and/or the Final Order (the “Dissent Procedures”), and Call-Net Shareholders who duly exercise such rights of dissent and who:

(a)	are ultimately entitled to be paid fair value in cash for their Call-Net Shares shall be deemed to have transferred such Call-Net Shares to Call-Net for cancellation at the Effective Time; or

(b)	are ultimately not entitled, for any reason, to be paid fair value in cash for their Call-Net Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Call-Net

Shareholder as, at and from the Effective Time, and, subject to Article 4, shall receive RCI Class B Shares on the basis determined in accordance with Article 2;

but, for greater certainty, in no case shall Call-Net, Call-Net Acquisition Company or RCI be required to recognize such Call-Net Shareholders as Call-Net Shareholders at and after the Effective Time, and the names of such Call-Net Shareholders shall be deleted from the register of Call-Net Shareholders as of the Effective Time.

ARTICLE 4
PAYMENT OF CONSIDERATION

4.1 Payment to Registered Holders

(a)	As soon as reasonably practicable but in any event within five Business Days after the later of the Effective Date and the delivery to the Depositary of a duly completed Letter of Transmittal and the certificates representing Call-Net Shares, RCI shall cause the Depositary:

(i)	to forward or cause to be forwarded by first class mail to the Call-Net Shareholder at the address specified in the Letter of Transmittal;

(ii)	if requested by the Call-Net Shareholder in the Letter of Transmittal, to make available at the offices of the Depositary for pick up by the Call-Net Shareholder; or

(iii)	if the Letter of Transmittal neither specifies an address nor contains a request as described in (B) above, to forward or cause to be forwarded by first class mail to the Call-Net Shareholder at the address of the Call-Net Shareholder as shown on the share register maintained by Call-Net immediately prior to the Effective Time;

a share certificate representing the number of RCI Class B Shares to be delivered to such Call-Net Shareholder in respect of the Call-Net Shares for which a duly completed Letter of Transmittal and the certificates representing same have been delivered to the Depositary pursuant to the provisions hereof, provided that in no event shall any holder of Call-Net Shares be entitled to a fractional RCI Class B Share, but, rather, in lieu of any fractional entitlement that a Call-Net Shareholder would otherwise be entitled to, there shall be forwarded to such Call-Net Shareholder a cheque representing an amount equal to such fractional interest multiplied by $37.00.

(b)	As soon as reasonably practicable but in any event at least one Business Day prior to RCI being required to make a cash payment contemplated by this Section 4.1 or Section 4.2, RCI will provide the Depositary with sufficient funds to enable the Depositary to make such payments, with such funds to be provided by bank transfer or other means satisfactory to the Depositary, and such funds shall be held in trust for the Call-Net Shareholders and otherwise as contemplated in this Plan of Arrangement.

All amounts paid to the Call-Net Shareholders pursuant to the Arrangement shall be without interest and any interest earned on funds held in trust for the Call-Net Shareholders pursuant to this Subsection 4.1(b) shall be for the sole benefit of RCI.

4.2 Lost Certificates

          If any certificate which immediately prior to the Effective Time represented Call-Net Shares that were acquired by RCI pursuant to Subsection 2.2(a) has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Call-Net Shareholder claiming such certificate to be lost, stolen or destroyed and the delivery of a duly completed Letter of Transmittal, in exchange for such lost, stolen or destroyed certificate, within ten Business Days after the later of:

(i)	the Effective Date; and

(ii)	the delivery to the Depositary of a duly completed Letter of Transmittal, an affidavit of loss and the bond or other indemnity referred to below,

          RCI will cause the Depositary:

(A)	to forward or cause to be forwarded by first class mail to the Call-Net Shareholder at the address specified in the Letter of Transmittal;

(B)	if requested by the Call-Net Shareholder in the Letter of Transmittal, to make available at the offices of the Depositary for pick up by the Call-Net Shareholder; or

(C)	if the Letter of Transmittal neither specifies an address nor contains a request as described in (B) above, to forward or cause to be forwarded by first class mail to the Call-Net Shareholder at the address of the Call-Net Shareholder as shown on the share register maintained by Call-Net immediately prior to the Effective Time;

a share certificate representing the number of RCI Class B Shares to be delivered to such Call-Net Shareholder in respect of the Call-Net Shares for which a duly completed Letter of Transmittal and the bond or other indemnity referred to below have been delivered to the Depositary pursuant to the provisions hereof, provided that in no event shall any holder of Call-Net Shares be entitled to a fractional RCI Class B Share, but, rather, in lieu of any fractional entitlement that a Call-Net Shareholder would otherwise be entitled to, there shall be forwarded to such Call-Net Shareholder a cheque representing the amount of $3.70 for each whole one tenth of an RCI Class B Share that a Call-Net Shareholder would otherwise have been entitled to. A condition precedent to the delivery of any such share certificate or cheque shall be that the person entitled to same shall give a bond reasonably satisfactory to RCI and the Depositary in such reasonable sum as RCI may direct or otherwise indemnify RCI and the Depositary in a manner reasonably satisfactory to them against any claim that may be made against either of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3 Extinction of Rights

          If any Call-Net Shareholder fails for any reason to deliver to the Depositary for cancellation the certificates formerly representing Call-Net Shares (or an affidavit of loss and bond or other indemnity pursuant to Section 4.1), together with a duly completed Letter of Transmittal, on or before the sixth anniversary of the Effective Date, such Call-Net Shareholder shall be deemed to have donated and forfeited to RCI any cash, net of any applicable withholding or other taxes, held by the Depositary in trust for such Call-Net Shareholder to which such Call-Net Shareholder is entitled. Subject to this Section 4.3, at and after the Effective Time, any certificate formerly representing Call-Net Shares shall represent only the right to receive the consideration provided in Subsection 2.2(a) in accordance with this Plan of Arrangement, provided that such certificates shall, on the sixth anniversary of the Effective Date, cease to represent a claim of any nature whatsoever, shall be deemed to have been surrendered to RCI and shall be cancelled.

ARTICLE 5
AMENDMENT

5.1 Amendment

(a)	RCI and Call-Net may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be approved by each of RCI and Call-Net in a written document which is filed with the Court and, if made following the Meeting, approved by the Court and communicated to Call-Net Shareholders in the manner required by the Court (if so required).

(b)	Any amendment, modification or supplement to this Plan of Arrangement which is directed by the Court following the Meeting shall be effective only if (i) it is consented to in writing by RCI and Call-Net, and (ii) if required by the Court, it is consented to by the Call-Net Shareholders in the manner directed by the Court.

ARTICLE 6
FURTHER ASSURANCES

6.1 Other Documents and Instruments

          Notwithstanding that the transactions or events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, RCI and Call-Net shall make, do and execute, or cause and cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein including any resolutions of directors authorizing the issue, exchange, transfer, purchase for cancellation or donation of shares and any share transfer powers evidencing the transfer of shares and any receipts therefor.

EXHIBIT A

Assumptions:

1. A Person (the “Optionholder”) holds Call-Net Options which, if fully exercised, would entitle the Optionholder to acquire 4,250 Call-Net Shares.

2. The exercise price of such Call-Net Options is Cdn.$5 per Call-Net Share or Cdn.$21,250 in the aggregate.

3. On the Arrangement being implemented, a Call-Net Shareholder with 4,250 Call-Net Shares will receive 1,000 RCI Class B Shares.

Calculation of Exercise Price to Acquire One RCI Class B Share

(a) The Optionholder will, on implementation of the Arrangement, receive RCI Options which, if fully exercised, will entitle the Optionholder to acquire 1,000 RCI Class B Shares.

(b) The exercise price of such RCI Options is, in the aggregate, $21,250 for 1,000 RCI Class B Shares.

(c) Therefore, the exercise price under such RCI Options to acquire one RCI Class B Share will be equal to Cdn.$21,250/1,000, or Cdn.$21.25.

Schedule 3.1 – Material Subsidiaries

See attached corporate chart.

CORPORATE CHART
DATED: March 30, 2004
CONFIDENTIAL

Schedule 6.1(d) – Other Government Approvals

See Schedule 1.1.